ManpowerGroup™

MAKING INNOVATIVE WORKFORCE SOLUTIONS HUMANLY POSSIBLE

ManpowerGroup™ 2011 Annual Report



TURNING POTENTIAL INTO POSSIBLE.

2011 marked a new era for our company. The world has dramatically changed since our founding in 1948 more than 60 years ago, and so have we. Our mission has remained the same, but we have constantly evolved and reinvented ourselves to anticipate trends in the changing world of work.

We pioneered this industry and have leaned forward when others have fallen back. We've built an unmatched global network based on local expertise, amassed an unstoppable workforce four million strong and developed unbeatable innovative workforce solutions. Our deep understanding of human potential is without compare; we interview more than 12 million people each year and work with hundreds of thousands of companies of all sizes around the world.

That's why only we were able to identify the dawn of the Human Age. We saw new complexities and challenges on the horizon, anticipating the increasingly sophisticated needs of our clients. And we evolved our organization to deliver on our vision to create innovative workforce solutions to help our clients win.

It is for these reasons that we evolved our brand and organization to MANPOWERGROUP.



MANPOWER

Companies anticipate temporary/contract workers to be the largest growing percent of their workforce over the next 5 years. In the past, it was about preserving your business structure. Now and in the future, it's about having the most agile business structure and understanding the talent needs – and the timing of those needs – in order to generate the productivity and innovation necessary to navigate uncertainty and anticipate trends. Manpower leverages 3,800 branches across 80 countries and territories to access the deepest talent pool, delivering individuals with a unique experience and connecting them to the opportunities that help them achieve their potential and help companies win.



EXPERIS

Organizations have become much more specific in terms of the skills they need and are dealing with skills shortages by doing more with less, as well as creating 'timed' projects that can be completed in short bursts. The skills required for such work are more transient, and companies need to use their workforce as strategically as they do any other resource as demand for their products and services shifts and they look to create more agility in their business. Experis clients are seeking the world's hardest to find talent, evidenced in ManpowerGroup's 2011 Talent Shortage Survey which surveyed nearly 40,000 employers in 39 countries and territories. IT, finance and engineering roles have consistently ranked in the top 10 list of the hardest jobs to fill worldwide during the six-year history of the survey. Experis knows where to find the right people and match them with the right opportunities at the right time.



ACHIEVING MORE IS HUMANLY POSSIBLE.

MANPOWERGROUP SOLUTIONS

To stay ahead of the increasing demands, unpredictability and complexity, organizations are rethinking how to spur innovation and drive productivity. They are looking for new workforce models to unleash the imagination and determination of people. And they are seeking flexible outcome-based solutions and collaborative partners to share in the risk and reward. Our expertise across a comprehensive suite of solutions and in-depth understanding of global workforce trends enables ManpowerGroup Solutions to design and deliver outcome-based, talent-driven solutions to create the results our clients need to achieve more. Our solutions include Strategic Workforce Consulting, the global leader in Recruitment Process Outsourcing, the world's largest vendor neutral Managed Services Provider, Borderless Talent Solutions, and Talent Based Outsourcing.

RIGHT MANAGEMENT

To effectively unleash passion and accelerate business success, leaders need new and different skills. The Human Age workforce is increasingly diverse, from almost every perspective; geographic, cultural, contingent, virtual and generational. Developing new and innovative ways of nurturing talent will require contemporary talent management that accounts for all of these diversities; varying expectations, motivations, training and development needs as well as cultural norms. Productivity, innovation, collaboration and creativity in the Human Age will require organizations to optimize talent that focuses on defining, assessing, developing and measuring the effectiveness of leaders at all levels to unleash human potential.

Right Management helps organizations navigate these complexities to unleash the full human potential within their workforce, advising how to structure flexible work models, transitioning the skills a company needs – where and when they need it, as well as creating innovative people practices to effectively develop leaders, help individuals manage their careers and help organizations manage their talent.

WE ARE MANPOWERGROUP

MANPOWERGROUP™ is the world leader in innovative workforce solutions. We leverage our global reach and local expertise of tens of thousands of people across 80 countries and territories, making it possible for businesses to access the talent they need when they need it.

MANPOWER® is the global leader in contingent and permanent recruitment workforce solutions. We provide the personal flexibility and agility businesses need with a continuum of staffing solutions.

EXPERIS™ is the global leader in professional resourcing and project-based workforce solutions. With operations in nearly 50 countries and territories, we deliver 61 million hours of professional talent specializing in IT, Finance and Engineering to accelerate clients' businesses each year.

RIGHT MANAGEMENT® is the global leader in talent and career management workforce solutions. Through our innovative and proprietary process, we leverage our expertise to successfully increase productivity and optimize business performance.

MANPOWERGROUP™ SOLUTIONS provides clients with human resources outsourcing services primarily in the areas of large-scale recruiting and outcome-based workforce-intensive initiatives, thereby sharing in the risk and reward with our clients.





DEAR MANPOWERGROUP INVESTOR,

I'm especially pleased to report that 2011 was another year of significant progress toward differentiating us from everyone else in the industry, while delivering superior results. Sure, it's easy to make broad sweeping statements, but we back it up.

It was a short 12 months ago that we announced at the 2011 World Economic Forum Annual Meeting in Davos that, based on our research and insight, we could see the world was entering a new era – the Human Age. Yes, it was a pretty bold claim, but we had prepared ourselves for the opportunity and led the world to this conclusion, confidently defining an era at its dawn, rather than after it had passed. Here we are, a year later, and the Human Age has emerged as the new ecosystem that the world is adjusting to and now the focal point for how government and business leaders explain what is occurring throughout labor markets everywhere.

We know the Human Age concept is resonating, and our bold statement that "Talentism is the new Capitalism" has taken root far beyond the boundaries of ManpowerGroup. We are shaping the agenda of some of the most influential organizations and minds in the world, evidenced by those who are echoing our claim. Klaus Schwab, World Economic Forum Founder and Executive Chairman, was quoted in the news stating "The old model was Capitalism, the new model is Talentism," noting that the new model will center on human talent. Schwab's statement came just ahead of the 2012 World Economic Forum Annual Meeting in Davos, the theme for which was "The Great Transformation – Shaping New Models"– or as ManpowerGroup would call it… "The Human Age."

Entering the Human Age means that individuals and companies will be playing by different rules, developing different ways to get work done, and continuously evolving together to address the countless challenges confronting them. Therein lies our opportunity to deliver Innovative Workforce Solutions.

2011 MARKED ONE OF THE MOST IMPORTANT CHAPTERS IN OUR HISTORY...

As I look back on 2011, I am proud of what we accomplished. It marked an important chapter in our history. 2011 was clearly a pivotal and transformative year for ManpowerGroup. We invented what it means to be an innovative workforce solutions company; we organized our family of brands to demonstrate our unique position to help our clients navigate the complexity of the Human Age and win: because their success leads to our success.

We established our ability to deliver consistently strong results even in slumping and difficult economic conditions. We hit record revenue for ManpowerGroup of $22 billion and record sales of $23 billion. Our operating profit of $545 million before reorganization costs was a hard-fought increase of 61% which outpaced our competitors. Earnings per share before a fourth quarter $20 million reorganization charge was $3.24, an 88% increase. Our efficiency and productivity improved nicely with our expense as a percent of gross profit improving by 4 percentage points to 85.3%. Our single most important advantage is that we arguably have the hardest working, most knowledgeable management team around; and it continually pays off in industry insight, leadership and financial results.

As compelling and rewarding as 2011 was, we all know that is nothing more than yesterday's news. Today, 2012 and beyond, is here and there will be nothing easy about it. The world is desperately trying to adjust to a new ecosystem. The Human Age continues to emerge as global upheavals converge and conspire to stretch structures, systems and norms to what seems to be the breaking point. It is requiring an adjustment and redefinition of almost every aspect of our lives. This complex and chaotic era is one of dramatically increased and unpredictable risk and is resulting in fundamental structural changes on many fronts – clearly talent and the labor market.

THE WORLD IS ADJUSTING TO A NEW ECOSYSTEM...

Financial, economic, demographic, geopolitical, technological, ecological, and value systems have been redefined, redesigned and reinvented. The ecosystem that has been dominant in the Organization for Economic Cooperation and Development (OECD) for the last 50 years is no longer sustainable in today's environment, as an economic bifurcation is growing between the "rich" OECD countries and emerging markets, increasing the risk of nationalism and protectionism. The world of work continues to undergo pivotal transformations, all connected if not in their cause, then certainly in their effect, as we adjust to a new ecosystem: the Human Age.

The degree of instability in the global economy and the financial markets, along with political-social instability in many societies leads us to the conclusion that the series of crises we are experiencing is much more than a traditional recession. We are living in a period of fundamental change from one system of capitalism to another. The Human Age is creating an entirely new ecosystem in which each element of our environment, and the way they interact, is changed.

While the world is not flat, "glocalization" is the way of the world in the Human Age. Nearly every situation is specific and localized, yet we are more interconnected around the globe than ever before. The growing economic bifurcation is in turn causing social bifurcation to rise. Exclusion phenomena are becoming more concerning, and could accelerate social tensions to increased violence. The younger and older generations feel increasingly "excluded" or "lost," and the magnitude of these exclusions has become a serious social problem worldwide. The talent mismatch – the paradox between the scarcity of talents and high unemployment, and a world of work trend that we identified nearly a decade ago – is not only massively contributing to the world's various degrees of bifurcation, but will continue and become more acute.

Clearly, all of this has implications for so many things, but I would argue the most dramatic is talent and the labor market. The Human Age is creating new challenges for innovation, productivity and talent. Those new challenges call for new solutions, grounded in proven expertise and backed by a trusted brand. That's where we come in.

WE HAVE SYSTEMICALLY POSITIONED OUR COMPANY WELL FOR 2012 AND BEYOND...

Over the past 12 months alone, we made many strategic moves to position ourselves for success – sustainable success based on the simple axiom of if our clients win, we win. We know based on the agility required to win in the Human Age, we have to anticipate our clients' needs. I clearly believe we are building strong and connected brands that offer our clients the service and solutions they can bank on as they make it through this high wire act chapter in the Human Age.

BUSINESS LINE GROSS PROFIT

IN BILLIONS ($)



MANPOWER
$2.5
RIGHT
MANAGEMENT
$0.2
MANPOWERGROUP
SOLUTIONS
$0.3
EXPERIS
$0.7

REVENUE

IN BILLIONS ($)



24
18
12
6
0
97
98
99
00
01
02
03
04
05
06
07
08
09
10
11

"THIS WINNING COMBINATION DOESN'T COME FROM BEING RULE-BASED AND RECITING SUPERFICIAL SPIN FOR SHORT-TERM PROFITABILITY. RATHER, IT COMES FROM BEING PRINCIPLE-BASED AND EMPOWERING OUR PEOPLE TO BE GREAT BRAND AMBASSADORS COMMITTED TO THE COMPANY'S LONG-TERM SUSTAINABILITY AND PROFITABILITY."

JEFFREY A. JOERRES
CHAIRMAN, CEO AND PRESIDENT
MANPOWERGROUP

2012 WORLD'S MOST ETHICAL COMPANIES
WWW.ETHISPHERE.COM

FORTUNE
WORLD'S MOST ADMIRED COMPANIES 2011
#1 - INDUSTRY: TEMPORARY HELP

Dow Jones Sustainability Indexes
Member 2011/12

THE GLOBAL COMPACT
WE SUPPORT

FTSE4Good

The world is moving faster than the pace at which work models are changing, and will continue to shift. This is why we deepened our commitment to delivering the best global and local solutions – seamlessly. To further that, we created our new Southern and Northern Europe regions, and aligned our organization model to foster collaboration for speed and solutions. We have strengthened our functions to drive efficiency and productivity across the company, as well as strengthened our practices and centers of excellence to ensure we continue to drive differentiation within our brands, and to drive innovation in our workforce solutions when we uniquely combine our assets to help our clients win.

Companies have gotten much better at making trade-offs – and doing it with supersonic speed. They've gotten much better at creating "timed" projects – or projects/work that can be completed in "short bursts" with realized returns, while driving a long-term strategy. Information Technology (IT) is one of the best examples of this. IT work is less episodic in nature, as the life cycle of those projects tends to be shorter. The skills required for such work is required in a "just-in-time" fashion, so it doesn't make much sense for companies to hire full time people for work of this nature. This is why we invested in our global go-to-market strategy for our professional resourcing and project-based solutions brand Experis. Our selective acquisition of WDC in India and full integration of COMSYS, Jefferson Wells and Elan have enhanced and strengthened our position. It's what our clients want. Experis, which stands for experts and experience, represents our expertise and precision in attracting and matching highly skilled professionals in the verticals of IT, finance and engineering, all of which continue to frustrate clients as the most in-demand positions in their workforce, and perpetually top the charts in our survey as the hardest jobs to fill.

THE SKILLS MISMATCH IS REAL...

Economic slowdown and uncertainty in many parts of the world means fluctuating demand for products and services. As a result, companies have increased sophistication in their ability to predict workforce needs and raised the bar when it comes to time and quality of hires. The global economy is faced with an ongoing skills mismatch, in which an over-supply of available workers magnifies an under-supply of skills currently required. It seems pretty hard to believe with such high unemployment, but it is all too real.

Of course, demand or robust GDP growth trumps all. So, if demand remains soft, companies will be able to call the shots – requiring a high specificity of skills because they can. Employers can't afford to mis-hire and are being rewarded for holding off on hiring until they find the perfect fit as it keeps their expenses down, saving their budgets. In the meantime, they are able to meet the tepid demand they are experiencing by doing more with less and squeezing more productivity out of their existing workforces.

We are seeing companies hire "just in time," adjusting talent just as they would any other resource. They can dial down hiring as demand softens, and they can turn it up just as quickly as demand picks up again. CEOs seem to have a "hyperactive index finger." They can hit play, slow motion, pause or fast forward instantaneously when it comes to the hiring activity in their workforce. In the past it would take 30 to 60 days for such a message to filter down through an organization, now they can halt hiring within 48 hours or less. This all fits together in the same agility mosaic. Companies are relying on ManpowerGroup more, moving people in and out of their business as the work and demand for their products and services shift. This will only continue, resulting in a secular trend, as companies look long-term to create sustainability and agility in their business, foreseeing a more flexible workforce.

Today's environment requires us to be global and our talent to be mobile. In the past, businesses needed to preserve their structures. Now and in the future, it's about ensuring you have the most agile business structure and understand which work models you need – when you need them – in order to generate the productivity and innovation necessary to navigate uncertainty and anticipate trends. Companies have had to multi-footprint themselves, physically and virtually, and so now the question becomes "where is the best person I need, when I need him/her?"

OUR MOVE TO INNOVATIVE WORKFORCE SOLUTIONS WAS RIGHT ON CUE...

We made decisions, invested, executed and now in many ways, we are a different company. That doesn't mean we are running from what we had – far from it. We are continuing to grow our core business at a rapid pace. It does mean we added. We have added real strength to our brands and have connected them to provide powerful solutions. As a result, companies are relying on ManpowerGroup more to provide a spectrum of solutions, each being the best but when combined, the solutions become defined in how the company operates and wins in their respective market, proving that our move to solutions was the right one.

With $1 billion in revenue and growing, our ManpowerGroup Solutions offerings are helping companies to drastically reduce the time-to-value, which is dramatically affecting profitability. Through our Strategic Workforce Consulting offering, we are helping clients develop a robust workforce strategy that aligns priorities around talent needed and accounts for external and internal demographic forces in the Human Age, ensuring the execution of their business strategy.

Whether it be temporary or permanent, contingent or contract, talent is amassed through many flavors of recruitment. Recognized as the global leader in Recruitment Process Outsourcing (RPO) by Everest Industry Analysts, we added over 125 new engagements in 2011 bringing us to more than 250 RPO clients that we expertly recruit for to find the people they need to execute their strategy. The demand for RPO will only continue to grow as companies come to realize how the function of HR is evolving to play a more strategic role and or no longer have the luxury of maintaining a deep recruiting bench in-house.

And with the key question that companies ask being "where can I find the best person?" it no longer matters if the talent is around the corner, or around the globe. That's where our Borderless Talent Solutions business kicks in, helping companies find the skills they need, regardless of city, state or country. The heightened demand for productivity has left companies looking for increased visibility of their workforce. Our Managed Services Provider (MSP) offering, TAPFIN, has been recognized by Staffing Industry Analysts as the world's largest MSP provider and is leading the way in helping organizations optimize the management of their workforce. These solutions, along with our Talent Based Outsourcing offering, are all outcome-based and talent-driven, and designed to deliver the high-impact results that our clients are looking for.



DIFFERENTIATION
Elevating our brand and our insight around talent, articulating our unique value that we bring to our clients to help them win
DIVERSIFICATION
Broadening our portfolio of solutions and services and building our capabilities to help our clients win
EFFICIENCY/ PRODUCTIVITY
Re-evaluating our systems and processes to increase our speed and cost-effectiveness
DRIVING RESULTS THROUGH OUR ORGANIZATION & PEOPLE

Productivity, innovation, collaboration and creativity in the Human Age will require organizations to optimize talent that focuses on defining, assessing, developing and measuring the effectiveness of leaders at all levels to unleash human potential. This is why we brought Right Management into closer and stronger alignment with our family of brands. We are helping organizations navigate these complexities to unleash the potential of their workforce, advising how to structure flexible work models, transitioning the skills a company needs – where and when they need it, as well as creating innovative people practices to effectively develop leaders, help individuals manage their careers and help organizations manage their talent.

From the executive management level to the factory worker level and everything in between, we are experiencing and anticipating growth, and seeing opportunity in all parts of our business, around the world. Our emerging markets, from China to Brazil, are firing on all cylinders as we are realizing return on our investments and strong solutions uptake, particularly in Asia Pacific. Last year's acquisitions solidified our dominance in China and we're leveraging our calling card, Manpower, to help companies recruit, assess and match skills better for better results. Yes, we made investments and have executed. Our foundation has never been stronger – and we're just on the ground floor of growth.

WE ARE A COMPANY WITH HEART THAT MAKES UNLEASHING POTENTIAL HUMANLY POSSIBLE...

Our core contingent and permanent staffing business, Manpower, is the most trusted brand in the industry and we couldn't be more proud of it. At 64 years old, the business our company was founded on continues to grow and gives us the authority to reinvent our relevance in the most natural, human and contemporary ways. 2012 is already on its way to being another banner year for our company. This year marks the 50th anniversary of our Manpower Employment Outlook Survey, and with over 65,000 employers surveyed each quarter around the world, it serves as a global hiring confidence index and the cornerstone of our thought leadership. If he were still with us today, this year also marks the 100th birthday of our co-founder Elmer Winter, who passed away a little over two years ago. The passion for connecting people with the dignity of work and the sense of mission that all work is honorable is what we were founded on and is laced in the culture of our company, continues to thrive and is celebrated as much, if not more today, than it was over 60 years ago.

There is no better example of this than our ManpowerGroup Japan and Asia Pacific team. It was less than one year ago that the 11 March earthquake, followed by tsunami and nuclear meltdown all happened, completely seizing up the country. Our colleagues in Japan did all the right things: shifting swiftly, yet judiciously, into disaster recovery mode and executing plans to find every last associate, handle families with care, and manage clients' needs in the most effective way. ManpowerGroup Japan's efforts were so efficient, impactful and most of all – human – that they not only set the standard by which our industry would respond to the disaster, but they also exceeded their 2011 financial performance goals. The leadership that our ManpowerGroup Japan colleagues demonstrated in not only what they did in terms of performance, but how they did it exemplifies the ManpowerGroup Experience. They have made us all proud and our collective hat goes off to them. It is with that great pride, admiration and appreciation that we honored the ManpowerGroup Japan leadership team with the 2011 ManpowerGroup Power Award, which I presented to them in person in early January.

It is this passion and purpose, and drive for results, that unite the people of ManpowerGroup and make it a great, if not – and I think my 31,000 colleagues around the world would agree – the best, place to work. As shareholders of this great company, I invite you to share in the pride I feel for ManpowerGroup's ability to be recognized as one of the best companies for leader development, as one the World's Most Ethical Companies, and one of the World's Most Admired by Fortune. This winning combination doesn't come from being rule-based and reciting superficial spin for short-term profitability. Rather, it comes from being principle-based and empowering our people to be great brand ambassadors committed to the company's long-term sustainability and profitability.

I want to take this time to thank our colleagues around the world for what they do every day to break ManpowerGroup out from the pack and make innovative workforce solutions humanly possible.

I want to thank our board for their continued dedication and support of our strategy, our management and our leadership. Their commitment is critical to our success.

And I want to thank you, our shareholders, for weathering the volatility of our stock price, which is at times subject to the unnecessary hyperbolic influence of mass media. Trust that we are committed to long term sustainable earnings and value creation.

We are off and running. We are at the same time appropriately cautious, as we are prepared to navigate a potentially disruptive European environment. As I write this letter, Europe feels as though they are on a slow but steady path of repair, but needless to say, anything can happen. This means we must be on guard and on top of our game in 2012. It will be about disciplined execution – operationally as well as strategically. We will build on the platforms that we put in place in 2011 to strategically drive differentiation, diversification, and efficiency and productivity. We have the expertise, global footprint, and relationships to lead in a borderless, even sometimes hostile, recruiting environment to keep employers focused on finding and developing the talent they need, and unleashing potential to help everyone we work with achieve more than they imagined.

We make winning humanly possible.



JEFFREY A. JOERRES
CHAIRMAN, CEO AND PRESIDENT
MANPOWERGROUP



ManpowerGroup

Jeffrey A. Joerres
Chairman, CEO and President, ManpowerGroup

AT A GLANCE

2011 SEGMENT REVENUES
in millions ($)



TOTAL
22,006.0

Americas 4,649.4
Southern Europe 8,211.8
Northern Europe 6,159.4
APME 2,661.7
Right Management 323.7

2011 SEGMENT OPERATING UNIT PROFIT
in millions ($)



TOTAL
602.0

Americas 141.9
Southern Europe 170.1
Northern Europe 212.6
APME 78.8
Right Management (1.4)

STOCK INFORMATION

SHARES OUTSTANDING
79,903,995
(as of Dec 31, 2011)

2011 SHARE PRICE HIGH AND LOW
$68.67/$32.32

FISCAL YEAR END DATE
December 31

NUMBER OF SHARES ISSUED
109,076,337
(as of Dec 31, 2011)

AVG. DAILY VOLUME
1,000,000 +
shares per day in 2011

STOCK EXCHANGE
NYSE (Ticker: MAN)

MARKET CAPITALIZATION
$2.9 billion
(as of Dec 31, 2011)

PEOPLE PLACED IN PERMANENT, TEMPORARY AND CONTRACT POSITIONS



11
10
09
08
07

3.5 million
3.5 million
3.0 million
4.0 million
4.6 million

SYSTEMWIDE OFFICES



11
10
09
08
07

3,764
3,877
3,950
4,407
4,498

Offices across 80 countries and territories allow us to provide innovative workforce solutions and services to clients in all industry segments. Systemwide Offices represents our branch offices plus the offices operating under a franchise agreement with us.

STRONG RECORD OF LONG-TERM REVENUE GROWTH
in billions ($)



25
20
15
10
05
0
96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11

FINANCIAL HIGHLIGHTS

REVENUES FROM SERVICES [(a)]

in millions ($)

2011 was a successful year. We experienced solid growth throughout all geographies, increasing our revenues by nearly 12% in constant currency to $22.0 billion and exceeding profitability expectations.

11	22,006.0
10	18,866.5
09	16,038.7
08	21,537.1
07	20,486.1

RETURN ON INVESTED CAPITAL (ROIC)

Return on Invested Capital is defined as operating profit after tax divided by the average monthly total of net debt and equity for the year. Net debt is defined as total debt less cash and cash equivalents.

11	10.8%[(f)]	10.1%
10	6.1%[(b)]	(7.4)%
09	5.7%[(c)]	0.7%
08	13.0%[(d)]	7.5%
07	15.6%[(e)]	17.7%

OPERATING PROFIT

in millions ($)

Operating Profit increased to $524.2 million. Excluding the non-recurring items, Operating Profit increased 52% in constant currency from 2010, to $547.3 million in 2011.

11	547.3[(f)]	524.2
10	337.3[(b)]	(122.0)
09	136.2[(c)]	41.7
08	631.4[(d)]	493.5
07	680.6[(e)]	811.2

NET EARNINGS

in millions ($)

Net Earnings increased to $251.6 million. Excluding non-recurring items, Net Earnings increased from $141.3 million in 2010 to $270.0 in 2011.

11	270.0[(f)]	251.6
10	141.3[(b)]	(263.6)
09	86.0[(c)]	(9.2)
08	365.3[(d)]	205.5
07	402.6[(e)]	473.7

OPERATING PROFIT MARGIN

in millions ($)

Operating Profit Margin increased to 2.4%. Excluding the non-recurring items, Operating Profit Margin increased from 1.8% in 2010 to 2.5% in 2011.

11	2.5%[(f)]	2.4%
10	1.8%[(b)]	(0.7)%
09	0.9%[(c)]	0.3%
08	2.9%[(d)]	2.3%
07	3.3%[(e)]	4.0%

TOTAL CAPITALIZATION

in millions ($)

Debt as a percentage of total capitalization was 22% in 2011, compared to 23% in both 2010 and 2009.

EQUITY
DEBT

	EQUITY	DEBT
11	2,483.4	700.2
10	2,397.2	698.0
09	2,536.5	757.3
08	2,459.4	952.9
07	2,658.3	914.5

EMERGING MARKET REVENUES

in millions ($)

Emerging market revenues grew 26% in 2011. Key expansion markets grew: China (+450%, +82% organically), Russia (+39%) and India (+37%, +18% organically).

11	2,475.9
10	1,919.6
09	1,414.8
08	1,595.3
07	1,328.0

NET EARNINGS PER SHARE—DILUTED ($)

Net Earnings Per Share—Diluted increased to $3.04. Excluding non-recurring items, it increased 77% from 2010, to $3.26.

11	3.26[(f)]	3.04
10	1.72[(b)]	(3.26)
09	1.10[(c)]	(0.12)
08	4.58[(d)]	2.58
07	4.76[(e)]	5.60

(a) Revenues from Services includes fees received from our franchise offices of $35.7 million, $30.9 million, $22.3 million, $23.6 million and $25.2 million for 2007, 2008, 2009, 2010 and 2011, respectively. These fees are primarily based on revenues generated by the franchise offices, which were $1,408.5 million, $1,148.1 million, $746.7 million, $968.0 million and $1,075.2 million for 2007, 2008, 2009, 2010 and 2011, respectively. In the United States, where the majority of our franchises operate, Revenues from Services includes fees received from the related franchise operations of $24.2 million, $17.7 million, $10.5 million, $13.7 million and $13.6 million for 2007, 2008, 2009, 2010 and 2011, respectively. These fees are primarily based on revenues generated by the franchise operations, which were $1,055.1 million, $746.2 million, $459.3 million, $622.0 million and $646.1 million for 2007, 2008, 2009, 2010 and 2011, respectively.

(b) Amounts exclude the impact of the goodwill and intangible asset impairment charges related to our investments in Right Management and Jefferson Wells, and global reorganization charges. (See Note 1 to the Consolidated Financial Statements for further information.)

(c) Amounts exclude the impact for the goodwill impairment charge related to our investment in Jefferson Wells, loss on the sale of an equity investment, charge related to the extinguishment of our interest rate swap agreements and amended revolving credit facility, and global reorganization charges. (See Note 1 to the Consolidated Financial Statements for further information.)

(d) Amounts exclude the impact of the goodwill and intangible asset impairment charge related to our investment in Right Management, French business tax refund, French payroll tax modification, French competition investigation and global reorganization charges. (See Note 1 to the Consolidated Financial Statements for further information.)

(e) Amounts exclude the impact of the payroll tax modification in France, French competition investigation and reorganization charges. (See Note 1 to the Consolidated Financial Statements for further information.)

(f) Amounts exclude the impact of global reorganization charges. (See Note 1 to the Consolidated Financial Statements for further information.)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION & ANALYSIS
of financial condition and results of operations

Business Overview

Manpower Inc. d/b/a ManpowerGroup is the world leader in innovative workforce solutions and services. Our global network of nearly 3,800 offices in 80 countries and territories allows us to meet the needs of our clients in all industry segments, whether they are global, multinational or local companies. We create power that drives organizations forward, accelerates personal success and builds more sustainable communities. We power the world of work.

By offering a complete range of workforce solutions and services, we can help any company — no matter where they are in their business evolution — raise productivity, improve strategy, quality, efficiency and cost reduction across their total workforce to achieve their business goals. ManpowerGroup provides a comprehensive suite of high-impact innovative workforce solutions and services for the entire business cycle including:

REVENUES FROM SERVICES
in millions ($)


4,649.4 Americas
8,211.8 Southern Europe
6,159.4 Northern Europe
2,661.7 APME
323.7 Right Management

OPERATING UNIT PROFIT
in millions ($)


141.9 Americas
170.1 Southern Europe
212.6 Northern Europe
78.8 APME
(1.4) Right Management

- Recruitment and Assessment — By leveraging our trusted brand, vertical knowledge and expertise, we know what talent looks like and where to find it; and we have built a deeper talent pool to provide our clients access to the people they need faster. Through our world-leading assessments, we gain a deeper understanding of the people we serve, allowing us to truly identify a candidate's potential, resulting in a better cultural match.
- Training and Development — We effectively and efficiently assess and develop skills, keeping our associates ahead of the curve so they can get the job done each time every time. We offer extensive training courses and leadership development solutions for clients to maximize talent and optimize performance.
- Career Management — We engage consultants that value and understand the human side of business, making meaningful impact on both the people and organizations we serve. The countercyclical nature of the career transition industry helps strengthen our portfolio during down economic cycles.
- Outsourcing — We provide clients with outsourcing services related to human resources functions primarily in the areas of large-scale recruiting and workforce-intensive initiatives that are outcome-based, thereby sharing in the risk and reward with our clients.
- Workforce Consulting — We are the global leader in innovative workforce solutions. We help clients create and align their workforce strategy to achieve their business strategy, increasing business agility and personal flexibility and accelerating personal and business success.

This comprehensive and diverse business mix allows us to mitigate the cyclical effects of the national economies in which we operate. Our family of brands and offerings includes:

- ManpowerGroup — We are the world leader in innovative workforce solutions. We leverage our global reach and local expertise of tens of thousands of people across 80 countries and territories, making it possible for businesses to access the talent they need when they need it.
- Manpower — We are the global leader in contingent and permanent recruitment workforce solutions. We provide the personal flexibility and agility businesses need with a continuum of staffing solutions.
- Experis — We are the global leader in professional resourcing and project-based workforce solutions. With operations in nearly 50 countries and territories, we deliver 61 million hours of professional talent specializing in IT, Finance and Engineering to accelerate clients' businesses each year.
- Right Management — We are the global leader in talent and career management workforce solutions. Through our innovative and proprietary process, we leverage our expertise to successfully increase productivity and optimize business performance. We design and deliver solutions to align talent strategy with business strategy
- ManpowerGroup Solutions — We provide clients with human resources outsourcing services primarily in the areas of large-scale recruiting and outcome-based workforce-intensive initiatives, thereby sharing in the risk and reward with our clients. ManpowerGroup Solutions includes Talent Based Outsourcing (TBO), Managed Services Provider (MSP), Recruitment Process Outsourcing (RPO), Borderless Talent Solutions (BTS) and Strategic Workforce Consulting (SWC). We are the largest provider of MSP and RPO services in the world.

Our leadership position also allows us to be a center for quality employment opportunities for people at all points in their career paths. In 2011, we connected 3.5 million people to opportunities and purpose, who worked to help our more than 400,000 clients meet their business objectives. Seasoned professionals, temporary to permanent, skilled laborers, mothers returning to work, elderly persons wanting to supplement pensions and disabled individuals — all turn to the ManpowerGroup companies for employment possibilities. Similarly, governments of the nations in which we operate look to us to help reduce unemployment and train the unemployed with the skills they need to enter the workforce. We provide a bridge to employment, building more sustainable communities. We have a unique ability to connect our deep understanding of human potential to the ambition of business so that organizations and individuals can capitalize on unseen opportunities and achieve more than they imagined.

Our industry is large and fragmented, comprised of thousands of firms employing millions of people and generating billions of U.S. dollars in annual revenues. It is also a highly competitive industry, reflecting several trends in the global marketplace, notably increasing demand for skilled people and consolidation among clients in the employment services industry itself.

We manage these trends by leveraging established strengths, including one of the employment services industry's most recognized and respected brands; geographic diversification; size and service scope; an innovative product mix; and a strong client base. While staffing is an important aspect of our business, our strategy is focused on providing both the skilled employees our clients need and high-value workforce management, outsourcing and consulting solutions.

Client demand for workforce solutions and services is dependent on the overall strength of the labor market and secular trends toward greater workforce flexibility within each of the countries and territories in which we operate. Improving economic growth typically results in increasing demand for labor, resulting in greater demand for our staffing services. During periods of increasing demand as we experienced in 2011, we are able to improve our profitability and operating leverage as our current cost base can support some increase in business without a similar increase in selling and administrative expenses. During these periods, we generally see an increase in our working capital needs, resulting from an increase in our accounts receivable balance in-line with the revenue growth, which may result in a decline in operating cash flows.

Correspondingly, during periods of weak economic growth or economic contraction, the demand for our staffing services typically declines. When demand drops, our operating profit is typically impacted unfavorably as we experience a deleveraging of our selling and administrative expense base as expenses may not decline at the same pace as revenues. In periods of economic contraction, we will have more significant expense deleveraging, as we can only reduce selling and administrative expenses to a certain level without negatively impacting the long-term potential of our branch network and brands.

The nature of our operations is such that our most significant current asset is accounts receivable, with an average days sales outstanding of approximately 60 days based on the markets where we do business. Our most significant current liabilities are payroll related costs, which are paid either weekly or monthly. As the demand for our services increases, we generally see an increase in our working capital needs, as we continue to pay our associates on a weekly or monthly basis, while the related accounts receivable are outstanding for much longer. Conversely, as the demand for our services declines, we generally see a decrease in our working capital needs, as the existing accounts receivable are collected and not replaced at the same level, resulting in a decline of our accounts receivable balance, with less of an effect on current liabilities due to the shorter cycle time of the payroll related items. This may result in an increase in our operating cash flows, however any such increase would not be sustainable in the event that the economic downturn continued for an extended period.

Our career management services are counter-cyclical to our staffing services, which helps to minimize the impact of an economic downturn on our overall financial results.

Due to our industry's sensitivity to economic factors, the inherent difficulty in forecasting the direction and strength of the economy and the short-term nature of staffing assignments, it is difficult to forecast future demand for our services with any reasonable certainty. As a result, we monitor a number of economic indicators, as well as recent business trends, to predict future revenue trends for each of our reportable segments. Based upon these anticipated trends, we determine what level of personnel and office investments are necessary to take full advantage of growth opportunities.

Our business is organized and managed primarily on a geographic basis, with the exception of Right Management, which operates as a separate global business unit. Each country and business unit generally has its own distinct operations, and is managed locally by its own management team. Each operation reports directly or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: Americas, which includes United States and Other Americas; Southern Europe, which includes France, Italy and Other Southern Europe; Northern Europe, APME (Asia Pacific Middle East); and Right Management.

The Americas, Southern Europe, Northern Europe and APME segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other workforce solutions and services, including recruitment and assessment, training and development, and ManpowerGroup Solutions. ManpowerGroup Solutions includes TBO, MSP, RPO, BTS and SWC. Right Management's revenues are derived from career management and workforce consulting services. Segment revenues represent sales to external clients. Due to the nature of our business, we generally do not have export sales. We provide services to a wide variety of clients, none of which individually comprises a significant portion of revenues for us as a whole or for any segment.

Financial Measures — Constant Currency And Organic Constant Currency

Changes in our financial results include the impact of changes in foreign currency exchange rates and acquisitions. We provide "constant currency" and "organic constant currency" calculations in this report to remove the impact of these items. We express year-over-year variances that are calculated in constant currency and organic constant currency as a percentage.

When we use the term "constant currency," it means that we have translated financial data for a period into U.S. dollars using the same foreign currency exchange rates that we used to translate financial data for the previous period. We believe that this calculation is a useful measure, indicating the actual growth of our operations. We use constant currency results in our analysis of subsidiary or segment performance. We also use constant currency when analyzing our performance against that of our competitors. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and, consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. Changes in foreign currency exchange rates primarily impact reported earnings and not our actual cash flow unless earnings are repatriated.

When we use the term "organic constant currency," it means that we have further removed the impact of acquisitions in the current period from our constant currency calculation. We believe that this calculation is useful because it allows us to show the actual growth of our pre-existing business.

Constant currency and organic constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on pages 31 and 32.

Results Of Operations—Years Ended December 31, 2011, 2010 and 2009

In 2011, we saw solid growth in most of our markets, which allowed us to improve our operating leverage and our operating results for 2011. These improvements built on those seen in 2010, where we were able to leverage our strong revenue growth following the revenue declines seen during the economic downturn in 2009. The current year growth began to moderate during the second quarter of 2011 due to the slowing of the global economy and more difficult prior year comparable results and continued through the remainder of the year.

The improved operating leverage resulted from our being able to utilize excess capacity in the network to support revenue growth without a similar increase in our expenses. This leverage was possible as we made strategic cost reductions during the economic downturn, which reduced the adverse impact of the economy during the period, yet preserved capacity within the network to handle the increased demand that we experienced during 2011. As expected, we also experienced a decline in operating cash flows as our working capital needs increased with our revenue growth.

While we experienced growth in our businesses in 2011, the strength or duration of this growth will be dependent on the health of the underlying economies where we operate. Given the uncertainties of predicting economic trends, it is not possible to predict whether, or at what pace, we will grow from the current year record revenue levels or whether we will see some slowing in 2012.

On September 22, 2011, we acquired approximately 70% of the shares and voting rights of Proservia SA ("Proservia"), a provider of information technology and systems engineering solutions in France. We acquired the remaining shares and voting rights by the end of November 2011. The purchase price was €14.89 per share. The total consideration, net of cash acquired, was €21.6 million ($29.4 million). In 2011, we also had acquisitions in China and India that made up the majority of the remaining $19.6 million of cash consideration paid for acquisitions in 2011.

CONSOLIDATED RESULTS—2011 COMPARED TO 2010

The following table presents selected consolidated financial data for 2011 as compared to 2010.

(in millions, except per share data)	2011	2010	Reported Variance	Variance in Constant Currency	Variance in Organic Constant Currency
Revenues from services	$ 22,006.0	$ 18,866.5	16.6%	11.6%	9.7%
Cost of services	18,299.7	15,621.1	17.1		
Gross profit	3,706.3	3,245.4	14.2	9.4	7.4
Gross Profit Margin	*16.8%*	*17.2%*			
Selling and administrative expenses, excluding impairment charges	3,182.1	2,938.6			
Goodwill and intangible asset impairment charges	–	428.8			
Selling and administrative expenses	3,182.1	3,367.4	(5.5)	(9.2)	(10.7)
Selling and administrative expenses as a % of revenues	*14.5%*	*17.8%*			
Operating profit (loss)	524.2	(122.0)			
Operating Profit Margin	*2.4%*	*(0.6)%*			
Net Interest expense	35.5	37.5	(5.4)		
Other expenses	8.8	5.7	55.1		
Earnings (loss) before income taxes	479.9	(165.2)			
Provision for income taxes	228.3	98.4			
Effective income tax rate	*47.6%*	*59.5%*			
Net earnings (loss)	$ 251.6	$ (263.6)			
Net earnings (loss) per share — diluted	$ 3.04	$ (3.26)			
Weighted average shares — diluted	82.8	81.0	2.3%		

The year-over-year increase in Revenues from services was primarily attributed to:

- increased demand for services in most of our markets, including the Americas, Southern Europe, Northern Europe and APME, where revenues increased 14.5%, 12.3%, 9.3% and 14.2%, respectively, on a constant currency basis;
- our acquisition of COMSYS in April 2010, which added approximately 1.0% revenue growth to our consolidated results in 2011. In 2011, the United States and the Americas experienced revenue growth of approximately 6.0% and 10.0%, respectively, on an organic constant currency basis;
- our acquisition of three entities in APME during April 2011 and Proservia in Southern Europe during September 2011, which added 0.9% revenue growth to our consolidated results. In 2011, APME and Southern Europe experienced revenue growth of 7.6% and 11.9%, respectively, on an organic constant currency basis; and
- a 5.0% increase due to the impact of currency exchange rates; partially offset by
- decreased demand for services for Right Management, where revenues decreased 16.6%, on a constant currency basis, including a 25.9% decline on a constant currency basis in our outplacement services.

The overall 40 basis point (-0.40%) decrease in Gross profit margin was attributed to:

- a 30 basis point (-0.30%) decline due to the outplacement revenue decline of Right Management, where the Gross profit margin was higher than our Company average;
- a 10 basis point (-0.10%) decline from our staffing/interim business, because of pricing pressures during the latter part of 2011 due to the economic environment and a decrease in French payroll tax subsidies; and
- a 10 basis point (-0.10%) decline due to our acquisitions in APME; partially offset by
- a 10 basis point (0.10%) favorable impact due to the growth in our permanent recruitment business.

The 5.5% decrease in Selling and administrative expenses in 2011 (9.2% decrease in constant currency) was attributed to:

- a $428.8 million goodwill and intangible asset impairment charge in the fourth quarter of 2010 related to Right Management and Jefferson Wells as compared to no impairment charge recorded in 2011; partially offset by
- an increase in our organic salary-related costs due to salary increases, and an increase in headcount in certain markets in response to the increased demand;
- the additional recurring selling and administrative costs as a result of the acquisitions of COMSYS in April 2010, and the APME and Proservia acquisitions in 2011; and
- a 3.7% increase due to the impact of currency exchange rates.

Selling and administrative expenses as a percent of revenues decreased 330 basis points (-3.3%) in 2011 compared to 2010. The change in Selling and administrative expenses as a percent of revenues consists of:

- a 230 basis point (-2.30%) decrease due to the goodwill and intangible asset impairment charge recorded in 2010 as compared to no impairment charge recorded in 2011; and
- a 100 basis point (-1.00%) decrease due primarily to productivity enhancements and expense leveraging, as an 8.3% (or 4.1% in constant currency) increase in expense, excluding the 2010 goodwill and intangible asset impairment charge, supported the 16.6% increase in revenues (or 11.6% in constant currency).

Interest and other expenses are comprised of interest, foreign exchange gains and losses and other miscellaneous non-operating income and expenses. Interest and other expenses were $44.3 million in 2011 compared to $43.2 million in 2010. Net interest expense decreased $2.0 million in 2011 to $35.5 million from $37.5 million in 2010 due primarily to the $2.2 million of interest expense we incurred in 2010 related to the write-off of COMSYS's deferred financing costs. Other expenses increased $3.1 million in 2011 due primarily to an increase in expenses related to the noncontrolling interests in our majority-owned subsidiaries as a result of an increase in their earnings and current year acquisitions. Offsetting this increase was a decrease in translation losses of $0.5 million in 2011. This decrease was primarily related to a translation loss in January 2010 of $1.2 million for Venezuela, as a result of the Venezuela reporting unit's currency (Bolivar Fuerte) being devalued as well as changing the functional currency of our Venezuela reporting unit to the U.S. dollar as the result of its current economy being deemed hyperinflationary.

We recorded an income tax expense at an effective rate of 47.6% for 2011 compared to an income tax expense at an effective rate of 59.5% for 2010. The change in rate was due to the non-deductibility of the goodwill impairment charges in 2010 related to Right Management and Jefferson Wells as well as a significant change in the amount and mix of non-U.S. earnings and related cash repatriations and other permanent items. The 2011 rate was favorably impacted by the overall mix of earnings, primarily an increase in non-U.S. income. The 2011 rate is higher than the U.S. Federal statutory rate of 35% due primarily to the impact of non-U.S. income taxes and other permanent items.

Net earnings (loss) per share — diluted was earnings of $3.04 compared to a loss of ($3.26) in 2010. This increase was primarily related to the impact from the goodwill and intangible asset impairment charge ($384.3 million, net of tax, or $4.73 per diluted share) in 2010 that did not occur in 2011, an increase in operating earnings (excluding the impairment) and a $0.22 per share favorable impact from changes in currency exchange rates.

Weighted average shares — diluted increased 2.3% to 82.8 million in 2011 from 81.0 million in 2010. This increase was primarily a result of a fewer antidilutive shares excluded from the calculation in 2011 compared to 2010. In 2011, only those stock-based awards with exercise prices greater than the average market price of the common shares during 2011 were excluded from the Weighted average shares — diluted calculation. Due to the net loss in 2010, all of the stock-based awards were antidilutive and therefore were excluded from the Weighted average shares — diluted calculation.

CONSOLIDATED RESULTS—2010 COMPARED TO 2009

The following table presents selected consolidated financial data for 2010 as compared to 2009.

(in millions, except per share data)	2010	2009	Reported Variance	Variance in Constant Currency	Variance in Organic Constant Currency
Revenues from services	$ 18,866.5	$ 16,038.7	17.6%	19.2%	15.5%
Cost of services	15,621.1	13,220.5	18.2		
Gross profit	3,245.4	2,818.2	15.2	16.4	11.1
Gross Profit Margin	*17.2%*	*17.6%*			
Selling and administrative expenses, excluding impairment charges	2,938.6	2,715.5			
Goodwill and intangible asset impairment charges	428.8	61.0			
Selling and administrative expenses	3,367.4	2,776.5	21.3	22.1	16.9
Selling and administrative expenses as a % of revenues	*17.8%*	*17.3%*			
Operating (loss) profit	(122.0)	41.7	(392.6)	(366.9)	(377.2)
Operating Profit Margin	*(0.6)%*	*0.3%*			
Net Interest expense	37.5	50.0	(25.0)		
Other expenses	5.7	14.6	(61.0)		
Loss before income taxes	(165.2)	(22.9)			
Provision for income taxes	98.4	(13.7)			
Effective income tax rate	*59.5%*	*(59.9)%*			
Net loss	$ (263.6)	$ (9.2)			
Net loss per share — diluted	$ (3.26)	$ (0.12)			
Weighted average shares — diluted	81.0	78.3	3.4%		

The year-over-year increase in Revenues from services is primarily attributable to:

- increased demand for services in most of our markets, including the Americas, Southern Europe, Northern Europe, and APME, where revenues increased 44.8%, 17.9%, 13.9% and 14.5%, respectively, on a constant currency basis. Included in the Americas' results for 2010 were revenues of $582.7 million associated with our acquisition of COMSYS. Excluding COMSYS and other acquisitions, the Americas' revenues and our consolidated revenues increased 23.1% and 15.5%, respectively, on an organic constant currency basis; offset by
- decreased demand for Right Management's services where revenues decreased 33.8% on a constant currency basis; and
- a 1.6% decrease due to the impact of currency exchange rates.

The overall 40 basis point (-0.40%) decrease in Gross profit margin is attributed to:

- a 101 basis point (-1.01%) decline resulting from our outplacement revenue decline at Right Management, where the gross profit margin is higher than our Company average; and
- a 30 basis point (-0.30%) decline in our organic staffing/interim business, because of pricing pressures in most of our markets during the latter part of 2009 and the beginning of 2010 due to the economic environment; partially offset by
- a 36 basis point (0.36%) impact due to a change in French law resulting in a reclassification of the French business tax from Cost of services to the Provision for income taxes, effective January 1, 2010;
- a 26 basis point (0.26%) impact due to an increase in our interim and permanent recruitment gross margins resulting from the acquisition of COMSYS;
- a 15 basis point (0.15%) impact due to an increase in the permanent recruitment business; and
- a 14 basis point (0.14%) impact due to a change in the mix of our services.

The 21.3% increase in Selling and administrative expenses in 2010, or 22.1% increase in constant currency, was due to:

- a $428.8 million goodwill and intangible asset impairment charge in the fourth quarter of 2010 related to Right Management and Jefferson Wells as compared to a $61.0 million goodwill impairment charge recorded in the third quarter of 2009 related to Jefferson Wells (see Note 1 to the Consolidated Financial Statements for further information);
- the addition of COMSYS's recurring selling and administrative costs subsequent to April 5, 2010 as well as $10.8 million of transaction costs and $20.8 million of amortization expense as a result of the acquisition; and

- an increase in organic salary-related costs due to an increase in headcount (to meet client demand in certain markets), as well as an increase in our variable incentive-based costs due to improved operating results.

Selling and administrative expenses as a percent of revenues increased 0.5% (+50 basis points) in 2010 compared to 2009. The change in Selling and administrative expenses as a percent of revenues consists of:

- a 180 basis point (+1.80%) increase due to an increase in the goodwill and intangible asset impairment charges recorded in 2010 as compared to 2009; offset by
- a 130 basis point (-1.30%) decrease due primarily to the leveraging of expenses, as we experienced an increase in revenues of 17.6% (or 19.2% in constant currency) without a commensurate increase in expenses during 2010 as compared to 2009.

Interest and other expenses are comprised of interest, foreign exchange gains and losses and other miscellaneous non-operating income and expenses. Interest and other expenses were $43.2 million in 2010 compared to $64.6 million in 2009. Net interest expense decreased $12.5 million in 2010 to $37.5 million due primarily to the $7.5 million of interest expense we incurred in 2009 related to the early extinguishment of our interest rate swap agreements and the amendment of our revolving credit facility. Translation losses in 2010 were $3.3 million compared to $0.8 million in 2009. This increase was primarily related to the translation loss of $1.2 million for Venezuela, resulting from our Venezuelan reporting unit's currency (Bolivar Fuerte) being devalued in January 2010 and the changing of its functional currency to the U.S. dollar as its economy was deemed hyperinflationary effective January 1, 2010. In 2009, we also incurred a $10.3 million loss related to a sale of an equity investment in Japan.

We recorded an income tax expense at an effective rate of 59.5% for 2010 compared to an income tax benefit at an effective rate of 59.9% for 2009. The change in rate was due to the non-deductibility of the goodwill impairment charges in 2010 related to Right Management and Jefferson Wells as well as a significant change in the amount and mix of non-U.S. earnings and related cash repatriations and other permanent items. The 2010 rate was also negatively impacted by $42.8 million, net of a U.S. Federal tax benefit of $22.5 million, related to a French Business Tax, which has been classified as a component of income tax beginning in January 2010, in accordance with the current accounting guidance on income taxes. Prior to January 2010, the French business tax had been presented as a component of Cost of services. The French government changed the business tax from an asset-based tax to a profit-based tax, thereby requiring the classification of this tax as an income tax effective January 1, 2010.

The 2010 rate is higher than the U.S. Federal statutory rate of 35% due primarily to the non-deductible goodwill impairment charges related to Right Management and Jefferson Wells, the impact of non-U.S. income taxes, the impact of valuation allowances recorded for non-U.S. net operating losses, and the amount and mix of non-U.S. earnings and related cash repatriations and other permanent items.

Net loss per share — diluted was a loss of $3.26 compared to a loss of $0.12 in 2009. This decrease was primarily related to a greater impact from the goodwill and intangible asset impairment charge ($384.3 million, net of tax, or $4.73 per diluted share) in 2010 compared to the goodwill impairment charge ($61.0 million, net of tax, or $0.78 per diluted share) in 2009.

Weighted average shares — diluted increased 3.4% to 81.0 million in 2010 from 78.3 million in 2009. This increase was primarily a result of the issuance of 3.2 million shares as part of the COMSYS acquisition on April 5, 2010. Due to the net loss in both 2010 and 2009, all of the stock-based awards were antidilutive and therefore were excluded from the Weighted average shares — diluted calculation for the years ended December 31, 2010 and 2009.

SEGMENT RESULTS

Effective January 1, 2011, we created a new organizational structure in Europe in order to elevate our service quality throughout Europe, the Middle East and Africa. Other Southern Europe and Northern Europe, previously reported in Other EMEA, are now separate reportable segments. France, Italy and Other Southern Europe are aggregated into our Southern Europe reportable segment. All previously reported results have been restated to conform to the current year presentation. Additionally, we have changed the name of our Asia Pacific reportable segment to APME; the results of this reportable segment have not been restated as only the name has changed.

We evaluate performance based on Operating unit profit, which is equal to segment revenues less direct costs and branch and national headquarters operating costs. This profit measure does not include goodwill and intangible asset impairment charges or amortization of intangible assets related to acquisitions, interest and other income and expense amounts or income taxes.

AMERICAS REVENUES
in millions ($)


11
4,649.4
10
4,048.9
09
2,753.3

AMERICAS OPERATING UNIT PROFIT
in millions ($)


11
141.9
10
79.3
09
(21.3)

Americas — The Americas segment is comprised of 836 Company-owned branch offices and 200 stand-alone franchise offices. In the Americas, Revenues from services increased 14.8% (14.5% in constant currency and approximately 10.0% in organic constant currency) in 2011 compared to 2010. In the United States (which represents 67.5% of the Americas' revenues), Revenues from services improved 12.7% (approximately 6.0% in organic growth) in 2011 compared to 2010 due to growth in our Experis interim business, particularly in the IT and Engineering verticals, and an increase of 69.3% in permanent recruitment revenues. In Other Americas, Revenues from services improved 19.5% (18.4% in constant currency) led by revenue growth in Mexico and Argentina. While Mexico saw a consistent increase in demand throughout the year, Argentina's revenue increase was primarily due to inflation.

In 2010, Revenues from services in the Americas increased 47.1% (44.8% in constant currency) , or 23.1% in organic constant currency compared to 2009. In the United States, Revenues from services improved 55.8% (22.4% in organic growth) in 2010 compared to 2009. The COMSYS acquisition, completed on April 5, 2010, contributed $582.7 million of Revenues from services in 2010. The organic growth for the Americas and the United States was primarily due to an increase in volume in our core temporary staffing business as a result of the economic improvement. In Other Americas, Revenues from services improved 30.8%, or 24.4% in constant currency, in 2010 compared to 2009. Mexico and Argentina also experienced strong growth, of 35.6% (27.2% in constant currency) and 18.3% (24.2% in constant currency), respectively, over 2009.

Gross profit margin increased in 2011 due to the impact on the first quarter from the annualization of the COMSYS acquisition, an improvement in our United States' staffing/interim margins due to the relatively higher growth in our Experis business and reduced FICA taxes as a result of the Hire Act, and the increase in our permanent recruitment business. The SUTA tax increases in the United States, which were effective in 2011, did not negatively impact margins, as we were able to increase our bill rates to cover the increases. In 2010, Gross profit margin increased due to an increase in staffing/interim margins, which were aided in part by the COMSYS acquisition and the impact of reduced FICA taxes in the United States as a result of the Hire Act.

In 2011, Selling and administrative expenses increased 11.0% in constant currency due primarily to an increase in our organic salary-related costs, as we added headcount to support the increased demand, as well as increased variable incentive-based costs as a result of the improved profitability. In 2010, Selling and administrative expenses increased 32.6% in constant currency primarily due to the addition of COMSYS's recurring selling and administrative costs subsequent to April 5, 2010. In addition, organic salary-related costs increased due to salary increases, additional headcount required to meet higher demand for our services, and incurring additional variable incentive-based compensation costs due to improved operating results.

Operating unit profit ("OUP") margin in the Americas was 3.1%, 2.0% and -0.8% for 2011, 2010 and 2009, respectively. The changes in 2011 and 2010 were primarily due to the United States, where OUP margin was 3.0%, 1.5% and -2.3% in 2011, 2010 and 2009, respectively. Other Americas OUP margin was 3.2%, 2.9% and 2.1% in 2011, 2010 and 2009, respectively. The increased margins resulted from the higher revenue and gross margin levels coupled with the improved leveraging of expenses.

SOUTHERN EUROPE REVENUES
in millions ($)


11
8,211.8
10
6,951.7
09
6,217.2

SOUTHERN EUROPE OPERATING UNIT PROFIT
in millions ($)


11
170.1
10
101.8
09
42.6

Southern Europe — In 2011, Revenues from services in Southern Europe, which includes operations in France and Italy, increased 18.1% (12.3% in constant currency and 11.9% in organic constant currency) compared to 2010. In 2011, Revenues from services increased 12.1% in organic constant currency in France (which represents 75.2% of Southern Europe's revenues), 14.2% in constant currency in Italy (which represents 15.3% of Southern Europe's revenues) and 6.8% in constant currency in Other Southern Europe compared to 2010. These increases resulted from strong growth in the staffing/interim business, and a 17.4% constant currency increase in permanent recruitment revenues.

In 2010, Revenues from services in Southern Europe increased 11.8% (17.9% in constant currency) compared to 2009. France increased 11.4% (18.0% in constant currency) compared to 2009. Italy experienced an increase of 9.8% (16.0% in constant currency) compared to 2009 while Other Southern Europe increased 18.3% (20.2% in constant currency). These revenue improvements were generated in both our staffing/interim business and our permanent recruitment business.

Gross profit margin decreased in 2011 due primarily to the legislative reduction in French payroll tax subsidies that was effective in January 2011. While we have increased our bill rates to cover this change, the timing of price increases has lagged, resulting in a net unfavorable impact on our margin. In 2010, Gross profit margin decreased due primarily to customer mix, and to the pricing pressures on our staffing/interim business seen in the latter part of 2009 and through 2010. Offsetting this unfavorable impact was an improvement due to the growth in our permanent recruitment business.

In 2011, Selling and administrative expenses increased 8.3% (an increase of 3.3% in constant currency) compared to 2010. The constant currency increase in Selling and administrative expenses was due primarily to an increase in the number of employees, resulting primarily from the acquisition of Proservia, as well as increased variable incentive-based costs due to the improved profitability. In 2010, Selling and administrative expenses decreased 0.7% (an increase of 4.2% in constant currency) compared to 2009. The constant currency increase in Selling and administrative expenses was due primarily to an increase in the number of employees as well as increased variable incentive-based costs.

OUP margin in Southern Europe was 2.1%, 1.5% and 0.7% for 2011, 2010 and 2009, respectively. OUP margin improved in 2011 primarily due to France, where the OUP margin was 1.4%, 0.9%, and 0.4% in 2011, 2010, and 2009, respectively, as a result of improved operating leverage as we were able to support the increase in business without a similar increase in expense. Italy's OUP margin was 5.9%, 4.5% and 2.9% in 2011, 2010 and 2009, respectively. Other Southern Europe's OUP margin was 1.4%, 1.0% and -1.0% in 2011, 2010 and 2009, respectively. OUP margin improved in 2011 and 2010 primarily as a result of the leverage gained through the significant improvement in revenues with only a moderate increase in Selling and administrative expenses.

NORTHERN EUROPE REVENUES
in millions ($)



11
6,159.4
10
5,344.1
09
4,780.8

NORTHERN EUROPE OPERATING UNIT PROFIT
in millions ($)



11
212.6
10
150.2
09
40.8

Northern Europe — In Northern Europe, which includes operations in the Nordics, the United Kingdom, Germany and the Netherlands (comprising 20.3%, 14.6%, 12.8%, and 10.3%, respectively, of Northern Europe's revenues), Revenues from services increased 15.3% (9.3% in constant currency) in 2011 as compared to 2010. The growth came from our staffing/interim business and our permanent recruitment business, which increased revenues 19.1% in constant currency.

Revenues from services in Northern Europe increased 11.8% (13.9% in constant currency) in 2010 as compared to 2009. Constant currency revenue improvements were experienced in all of the major markets and led by Germany, which increased Revenues from services by 25.6% in constant currency. These revenue improvements were generated in both our staffing/interim business and permanent recruitment business.

Gross profit margin decreased in 2011 primarily due to a decrease in staffing/interim margins partly due to increased unbillable labor, and changes in our mix of business across the segment. In 2010, Gross profit margin improved slightly due to a slight improvement in our staffing/interim margin and an increase in permanent recruitment revenues.

In 2011, Selling and administrative expenses increased 8.6% (an increase of 2.8% in constant currency) compared to 2010. The increase in Selling and administrative expenses was primarily due to salary increases, and additional headcount required to meet the higher demand for our services in certain markets and business lines. In addition, Selling and administrative expenses increased $10.0 million due to severances and office closures as we streamline our single brand Experis strategy to drive further productivity and efficiency. In 2010, Selling and administrative expenses increased 1.2% (an increase of 3.1% in constant currency) compared to 2009. The increase in Selling and administrative expenses was due primarily to increased compensation costs arising from a slight headcount increase and an increase in variable incentive compensation as a result of the improved results.

OUP margin for Northern Europe was 3.5%, 2.8% and 0.9% in 2011, 2010 and 2009, respectively. The increase in both 2011 and 2010 was the result of gaining operating leverage to support higher revenue levels without a similar increase in expenses.

APME REVENUES
in millions ($)


11
2,661.7
10
2,147.2
09
1,728.0

APME OPERATING UNIT PROFIT
in millions ($)


11
78.8
10
47.2
09
26.5

APME — In 2011, Revenues from services for APME increased 24.0% (14.2% in constant currency and 7.6% in organic constant currency) compared to 2010. In 2011, China and India both made acquisitions, which significantly increased their revenues. Excluding acquisitions, revenue growth in constant currency was 81.7% and 18.1% for China and India, respectively. Australia also experienced strong revenue growth in their staffing/interim business, which resulted in revenue growth of 13.2% in constant currency in 2011 compared to 2010. This was offset, in part, by Japan (which represents 44.2% of APME's 2011 revenues), where Revenues from services were flat in constant currency in 2011 compared to 2010 as a 33.9% increase in the ManpowerGroup Solutions business offset the decline in their staffing/interim business.

In 2010, Revenues from services increased 24.3%, or 14.5% in constant currency compared to 2009. In Japan, revenues increased 3.1%, but decreased 3.5% in constant currency in 2010 as compared 2009. In 2010, Australia experienced a revenue increase of 76.9% or 53.6% in constant currency over 2009. This was the result of adding a large RPO contract in 2010. We also saw strong growth in 2010 in China, India and our ASEAN businesses.

Gross profit margin decreased in 2011 compared to 2010 due to the changes in business mix that were impacted, in part, by growth in several larger clients with lower margin business and by the lower-margin business in one of our China acquisitions. In 2010, Gross profit margin increased primarily due to the growth in our permanent recruitment business, driven primarily by the addition of a large RPO contract. This was partly offset by a decline in our staffing gross margins due to changes in business mix during 2010.

Selling and administrative expenses increased in 2011 compared to 2010 due to the addition of recurring selling and administrative costs of the China and India acquisitions and increased compensation costs arising from headcount increases to support the growth in organic revenues and an increase in variable incentive-based compensation as a result of improved results. Selling and administrative expenses increased in 2010 compared to 2009 to support the business growth during the year, including a large RPO contract, which was won in early 2010. In addition, 2009 included the benefit of a gain of $4.3 million (¥392.4 million) related to the termination of our Japanese defined benefit pension plan. Selling and administrative expenses as a percent of revenues increased only slightly in 2010 compared to 2009.

OUP margin for APME improved to 3.0% in 2011 compared to 2.2% in 2010 and 1.5 % in 2009 due to the improvement in revenues and Gross profit margin noted above, without the corresponding increase in costs.

RIGHT MANAGEMENT REVENUES
in millions ($)


11
323.7
10
374.6
09
559.4

RIGHT MANAGEMENT OPERATING UNIT PROFIT
in millions ($)


11
(1.4)
10
3.5
09
113.4

Right Management — Right Management is a leading global provider of talent and career management workforce solutions operating in over 170 offices in more than 50 countries and territories.

In 2011, Revenues from services decreased 13.6%, or 16.6% in constant currency. This decrease was due primarily to the decline in the demand for the counter-cyclical outplacement services, where revenues generally decline as we experience an economic recovery. The 25.9% decline in outplacement services was partially offset by an increase of 6.1% in constant currency in our talent management business.

In 2010, Revenues from services decreased 33.0%, or 33.8% in constant currency, to $374.6 million. The decrease was due primarily to the decline in the demand for the counter-cyclical outplacement services, where revenues generally decline as we began to experience an economic recovery, as we saw in 2010. Mass lay-offs declined sharply throughout 2010 following the larger employment reductions made by clients in 2009, with no meaningful seasonal improvement as originally anticipated in our fourth quarter of 2010. The 43.5% decline in constant currency in career management services was partially offset by an increase of 16.1% in constant currency in our talent management business.

Gross profit margin decreased in 2011 and in 2010 due to the business mix change, as we saw the decline in the higher margin outplacement services.

In 2011, Selling and administrative expenses decreased 16.5% in constant currency compared to 2010 as costs were reduced in response to the lower 2011 revenue volumes. In 2010, Selling and administrative expenses decreased 17.2% in constant currency compared to 2009 primarily due to cost reduction efforts and a reduction in variable incentive-based compensation costs due to the decline in profitability. Offsetting these decreases, Right Management recorded $5.5 million and $19.4 million of reorganization costs as we reorganized our operations in response to the lower demand for career management services in 2011 and 2010, respectively.

OUP margin for Right Management was -0.4%, 0.9% and 20.3% for 2011, 2010 and 2009, respectively. The prior year OUP margins were higher given the greater mix of career management business in 2010 and 2009. OUP margin in 2011 and 2010 was unfavorably impacted by the significant decrease in our career management business as well as incurring reorganization costs during the year.

Financial Measures—Constant Currency And Organic Constant Currency Reconciliation

Certain constant currency and organic constant currency percent variances are discussed throughout this annual report. A reconciliation to the percent variances calculated based on our annual financial results is provided below. (See Constant Currency And Organic Constant Currency on page 23 for further information.)

Amounts represent 2011 Percentages represent 2011 compared to 2010	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions (In Constant Currency)	Organic Constant Currency Variance
Revenues from Services						
Americas:						
United States	$ 3,137.3	12.7%	–%	12.7%	6.5%	6.2%
Other Americas	1,512.1	19.5	1.1	18.4	–	18.4
	4,649.4	14.8	0.3	14.5	4.6	9.9
Southern Europe:						
France	6,179.1	18.6	6.0	12.6	0.5	12.1
Italy	1,255.8	20.3	6.1	14.2	–	14.2
Other Southern Europe	776.9	11.2	4.4	6.8	–	6.8
	8,211.8	18.1	5.8	12.3	0.4	11.9
Northern Europe	6,159.4	15.3	6.0	9.3	–	9.3
APME	2,661.7	24.0	9.8	14.2	6.6	7.6
Right Management	323.7	(13.6)	3.0	(16.6)	–	(16.6)
ManpowerGroup	$ 22,006.0	16.6%	5.0%	11.6%	1.9%	9.7%
Gross Profit — ManpowerGroup	$ 3,706.3	14.2%	4.8%	9.4%	2.0%	7.4%
Operating Unit Profit						
Americas:						
United States	$ 94.1	119.8%	–%	119.8%	21.6%	98.2%
Other Americas	47.8	31.2	0.5	30.7	–	30.7
	141.9	79.0	0.2	78.8	10.0	68.8
Southern Europe:						
France	85.2	80.7	11.3	69.4	3.5	65.9
Italy	74.1	55.9	8.7	47.2	–	47.2
Other Southern Europe	10.8	51.5	4.0	47.5	–	47.5
	170.1	67.1	9.6	57.5	1.6	55.9
Northern Europe	212.6	41.5	8.7	32.8	–	32.8
APME	78.8	66.7	11.9	54.8	10.6	44.2
Right Management	(1.4)	(139.4)	(2.7)	(136.7)	–	(136.7)
Operating Profit — ManpowerGroup	$ 524.2	529.6%	27.1%	502.5%	7.2%	495.3%

Amounts represent 2010 Percentages represent 2010 compared to 2009	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions (In Constant Currency)	Organic Constant Currency Variance
Revenues from Services						
Americas:						
United States	$ 2,783.4	55.8%	–%	55.8%	33.4%	22.4%
Other Americas	1,265.5	30.8	6.4	24.4	–	24.4
	4,048.9	47.1	2.3	44.8	21.7	23.1
Southern Europe:						
France	5,208.6	11.4	(6.6)	18.0	–	18.0
Italy	1,044.2	9.8	(6.2)	16.0	–	16.0
Other Southern Europe	698.9	18.3	(1.9)	20.2	–	20.2
	6,951.7	11.8	(6.1)	17.9	–	17.9
Northern Europe	5,344.1	11.8	(2.1)	13.9	–	13.9
APME	2,147.2	24.3	9.8	14.5	–	14.5
Right Management	374.6	(33.0)	0.8	(33.8)	–	(33.8)
ManpowerGroup	$ 18,866.5	17.6%	(1.6)%	19.2%	3.7%	15.5%
Gross Profit — ManpowerGroup	$ 3,245.4	15.2%	(1.2)%	16.4%	5.3%	11.1%
Operating Unit Profit						
Americas:						
United States	$ 42.8	203.3%	–%	203.3%	62.0%	141.3%
Other Americas	36.5	81.4	8.5	72.9	–	72.9
	79.3	472.2	8.0	464.2	120.6	343.6
Southern Europe:						
France	47.1	126.4	(23.7)	150.1	–	150.1
Italy	47.5	70.2	(11.9)	82.1	–	82.1
Other Southern Europe	7.2	N/A	–	N/A	–	N/A
	101.8	138.8	(18.5)	157.3	–	157.3
Northern Europe	150.2	267.9	(13.7)	281.6	–	281.6
APME	47.2	78.4	14.8	63.6	–	63.6
Right Management	3.5	(96.9)	1.1	(98.0)	–	(98.0)
Operating Loss — ManpowerGroup	$ (122.0)	(392.6)%	(25.7)%	(366.9)%	10.3%	(377.2)%

Cash Sources And Uses

Cash used to fund our operations is primarily generated through operating activities and provided by our existing credit facilities. We believe that our available cash and our existing credit facilities are sufficient to cover our cash needs for the foreseeable future. We assess and monitor our liquidity and capital resources globally. We use a global cash pooling arrangement, intercompany lending, and some local credit lines to meet funding needs and allocate our capital resources among our various entities. We anticipate cash repatriations to the United States from certain international subsidiaries and have provided for deferred taxes related to those foreign earnings not considered to be permanently invested. As of December 31, 2011 we have identified approximately $363.4 million of non-U.S. funds that we plan to repatriate. We may repatriate additional funds in the future as cash needs arise.

Our principal ongoing cash needs are to finance working capital, capital expenditures, debt payments, interest expense, share repurchases, dividends and acquisitions. Working capital is primarily in the form of trade receivables, which generally increase as revenues increase. The amount of financing necessary to support revenue growth depends on receivables turnover, which differs in each market where we operate.

Cash provided by operating activities was $69.2 million, $182.1 million and $414.3 million for 2011, 2010 and 2009. The decrease in cash generated from operating activities in 2011 from 2010 was primarily attributable to increased working capital needs as a result of the growth in the business, a 1.6 day increase in our Days Sales Outstanding ("DSO") and timing of tax payments. Changes in operating assets and liabilities utilized approximately $367.6 million of cash in 2011 and $76.4 million in 2010 as compared to providing cash of $239.4 million in 2009. This cash usage in 2011 was primarily due to the increase in accounts receivable as a result of the growth in our business and timing of tax payments.

Accounts receivable increased to $4,181.3 million as of December 31, 2011 from $3,844.1 million as of December 31, 2010. The increase in accounts receivable was due to increased business volumes, offset by changes in foreign currency exchange rates. Utilizing exchange rates as of December 31, 2010, the December 31, 2011 balance would have been approximately $81.1 million higher than reported.

Capital expenditures were $64.9 million, $58.5 million and $35.1 million during 2011, 2010 and 2009, respectively. These expenditures were primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $0.4 million, $1.4 million and $2.0 million in 2011, 2010 and 2009, respectively.

On September 22, 2011, we acquired approximately 70% of the shares and voting rights of Proservia SA ("Proservia"), a provider of information technology and systems engineering solutions in France. We acquired the remaining shares and voting rights by the end of November 2011. The purchase price was €14.89 per share. The total consideration, net of cash acquired, was €21.6 million ($29.4 million). Goodwill arising from this transaction was €20.7 million. The related Intangible assets were €11.0 million and €10.8 million as of September 22, 2011 and December 31, 2011, respectively.

In April 2010, we acquired COMSYS IT Partners, Inc. ("COMSYS"), a leading professional staffing firm in the U.S., from its existing shareholders. The value of the consideration for each outstanding share of COMSYS common stock was approximately $17.65, for a total enterprise value of $427.0 million, including debt of $47.1 million, which we repaid upon closing. The consideration was approximately 50% ManpowerGroup common stock (3.2 million shares with a fair value of $188.5 million upon closing) and approximately 50% cash (consideration of $191.4 million). In addition, we incurred approximately $10.8 million of transaction costs associated with the acquisition during the year ended December 31, 2010, which have been classified in Selling and administrative expenses. Goodwill and intangible assets related to this transaction were $278.0 million and $85.4 million, respectively, as of December 31, 2011 and $281.6 million and $106.3 million, respectively, as of December 31, 2010

From time to time, we acquire and invest in companies throughout the world, including franchises. Excluding Proservia and COMSYS, the total cash consideration paid for acquisitions, net of cash acquired, for the years ended December 31, 2011, 2010 and 2009 was $19.6 million, $32.3 million and $21.6 million, respectively. Goodwill and intangible assets resulting from the remaining 2011 acquisitions were $12.9 million and $4.5 million, respectively, as of December 31, 2011.

In September 2009, we sold an equity investment in Japan for cash proceeds of $13.3 million, which resulted in a loss of $10.3 million.

Net debt borrowings were $15.3 million in 2011 compared to repayments of $14.9 million in 2010 and $227.4 million for 2009. We use excess cash to pay down borrowings under facilities when appropriate.

In November 2011, the Board of Directors authorized the repurchase of an additional 3.0 million shares of our common stock. This authorization was in addition to the 2010 authorization to repurchase 3.0 million shares of our common stock and the 2007 authorization to repurchase 5.0 million shares of our common stock, not to exceed a total purchase price of $400.0 million. Share repurchases may be made from time to time through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. In 2011, we repurchased a total of 2.6 million shares, composed of 0.2 million shares under the 2007 authorization and 2.4 million shares under the 2010 authorization, at a total cost of $104.5 million. In 2010, we repurchased 0.9 million shares of common stock at a total cost of $34.8 million under the 2007 authorization. No shares were repurchased in 2009. As of December 31, 2011, there were no shares remaining under the 2007 authorization. Under the 2011 and 2010 authorizations, there were 3.0 million shares and 0.6 million shares, respectively, remaining authorized for repurchase as of December 31, 2011.

During 2011, 2010 and 2009, the Board of Directors declared total cash dividends of $0.80, $0.74, and $0.74 per share, respectively, resulting in total dividend payments of $65.1 million, $60.8 million and $58.0 million, respectively.

We have aggregate commitments of $1,636.0 million related to debt, operating leases, severances and office closure costs, and certain other commitments, as follows:

(in millions)	Total	2012	2013–2014	2015–2016	Thereafter
Long-term debt including interest	$ 686.0	$ 411.7	$ 271.3	$ 3.0	$ –
Short-term borrowings	42.4	42.4	–	–	–
Operating leases	744.3	201.3	258.1	143.4	141.5
Severances and other office closure costs	29.4	22.4	5.5	1.5	–
Other	133.9	55.0	43.0	10.7	25.2
	$ 1,636.0	$ 732.8	$ 577.9	$ 158.6	$ 166.7

Our liability for unrecognized tax benefits, including related interest and penalties, of $23.4 million is excluded from the commitments above as we cannot determine the years in which these positions might ultimately be settled.

We recorded net reorganization costs of $23.1 million, $36.1 million and $33.5 million in 2011, 2010 and 2009, respectively, in Selling and administrative expenses, primarily related to severances and office closures and consolidations in multiple countries. These expenses are net of reversals of previous accruals resulting mainly from larger-than-estimated cost savings from subleasing and lease buyouts as well as lower-than expected severance costs. During 2011, we made payments of $27.9 million out of our reorganization reserve. We expect a majority of the remaining $29.4 million reserve will be paid in 2012. (See Note 1 to the Consolidated Financial Statements for further information.)

We also have entered into guarantee contracts and stand-by letters of credit that total approximately $174.0 million and $168.1 million as of December 31, 2011 and 2010, respectively ($135.4 million and $131.4 million for guarantees, respectively, and $38.6 million and $36.7 million for stand-by letters of credit, respectively). Guarantees primarily relate to bank accounts, operating leases and indebtedness. The stand-by letters of credit relate to workers' compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements. Therefore, they have been excluded from our aggregate commitments identified above. The cost of these guarantees and letters of credit was $1.5 million and $1.8 million in 2011 and 2010, respectively.

Capital Resources

Total capitalization as of December 31, 2011 was $3,183.6 million, comprised of $700.2 million in debt and $2,483.4 million in equity. Debt as a percentage of total capitalization was 22% as of December 31, 2011 and 23% as of both December 31, 2010 and 2009.

TOTAL CAPITALIZATION
in millions ($)


11
2,483.4 700.2
10
2,397.2 698.0
09
2,536.5 757.3

EURO NOTES

We have €300.0 million aggregate principal amount of 4.50% notes due June 1, 2012 (the "€300.0 million Notes"). The €300.0 million Notes were issued at a price of 99.518% to yield an effective interest rate of 4.58%. The discount of €1.4 million ($1.8 million) is being amortized to interest expense over the term of the €300.0 million Notes. Interest is payable annually on June 1.

We also have €200.0 million aggregate principal amount of 4.75% notes due June 14, 2013 (the "€200.0 million Notes"). The €200.0 million Notes were issued at a price of 99.349% to yield an effective interest rate of 4.862%. The discount of €1.3 million ($1.6 million) is being amortized to interest expense over the term of the €200.0 million Notes. Interest is payable annually on June 14.

Both the €300.0 million Notes and the €200.0 million Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem these notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the notes. These notes also contain certain customary non-financial restrictive covenants and events of default.

When these facilities mature, we plan to repay these amounts with available cash, borrowings under our new $800.0 million Five-Year Credit Agreement (the "Agreement") or refinance them with new long-term facilities. In the event that the economy declines again for an extended period of time, we may be unable to repay these amounts with available cash and, as such, we may need to replace these borrowings with borrowings under our Agreement, or with new long-term facilities. The credit terms, including interest rate and facility fees, of any replacement borrowings will be dependent upon the condition of the credit markets at that time. We currently do not anticipate any problems accessing the credit markets should we need to replace our facilities.

Our euro-denominated notes have been designated as a hedge of our net investment in subsidiaries with a euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all foreign exchange gains or losses related to these borrowings are included as a component of Accumulated other comprehensive income. (See Significant Matters Affecting Results of Operations and Notes 7 and 12 to the Consolidated Financial Statements for further information.)

REVOLVING CREDIT AGREEMENT

On October 5, 2011, we entered into the Agreement with a syndicate of commercial banks. This Agreement replaces our previous $400.0 million revolving credit facility. The Agreement allows for borrowing in various currencies and up to $150.0 million may be used for the issuance of stand-by letters of credit. The Agreement terminates in October 2016. Outstanding letters of credit issued under the Agreement totaled $1.6 million as of December 31, 2011. Additional borrowings of $798.4 million were available to us under the Agreement as of December 31, 2011. As of December 31, 2010, we had letters of credit totaling $2.2 million issued under our previous $400.0 million revolving credit agreement.

Under the Agreement, a credit ratings-based pricing grid determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit rating, the annual facility fee is 22.5 bps paid on the entire $800.0 million revolving credit facility and the credit spread is 127.5 bps on any borrowings. Any downgrades from the credit agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.2 million to $0.4 million annually. We had no borrowings under this credit agreement as of December 31, 2011.

The Agreement contains customary restrictive covenants pertaining to our management and operations, including limitations on the amount of subsidiary debt that we may incur and limitations on our ability to pledge assets, as well as financial covenants, including covenants requiring, among other things, that we comply with a leverage ratio (Debt-to-EBITDA) of not greater than 3.5 to 1 and a fixed charge coverage ratio of not less than 1.5 to 1. The material terms and conditions of the Agreement are substantially similar to the material terms and conditions of the prior credit facility.

As defined in the Agreement, we had a Debt-to-EBITDA ratio of 0.80 to 1 (compared to a maximum allowable ratio of 3.5 to 1) as of December 31, 2011 and a Fixed Charge Coverage ratio of 3.13 to 1 (compared to a minimum required ratio of 1.5 to 1) as of December 31, 2011. Based on our current forecast, we expect to be in compliance with our financial covenants for the next 12 months.

OTHER

In addition to the previously mentioned facilities, we maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2011, such uncommitted credit lines totaled $399.2 million, of which $346.6 million was unused. Under the credit agreement, total subsidiary borrowings cannot exceed $300.0 million in the first, second and fourth quarters, and $600.0 million in the third quarter of each year. Due to these limitations, additional borrowings of $248.7 million could have been made under these lines as of December 31, 2011.

In August 2011, Moody's Investors Services raised our credit outlook from stable to positive, while maintaining the Baa3 credit rating. Our credit rating from Standard and Poor's is BBB- with a stable outlook. The rating agencies use a proprietary methodology in determining their ratings and outlook which includes, among other things, financial ratios based upon debt levels and earnings performance. Both of the current credit ratings are investment grade.

Application Of Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts. A discussion of the more significant estimates follows. Management has discussed the development, selection and disclosure of these estimates and assumptions with the Audit Committee of our Board of Directors.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We have an Allowance for doubtful accounts recorded as an estimate of the Accounts receivable balance that may not be collected. This allowance is calculated on an entity-by-entity basis with consideration for historical write-off experience, the current aging of receivables and a specific review for potential bad debts. Items that affect this balance mainly include bad debt expense and write-offs of Accounts receivable balances.

Bad debt expense, which increases our Allowance for doubtful accounts, is recorded as a Selling and administrative expense and was $25.9 million, $28.9 million and $27.8 million for 2011, 2010 and 2009, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our Allowance for doubtful accounts, are recorded as a reduction to our Accounts receivable balance and were $25.0 million, $33.5 million and $39.0 million for 2011, 2010 and 2009, respectively.

EMPLOYMENT-RELATED ITEMS

The employment of contingent workers and permanent staff throughout the world results in the recognition of liabilities related to defined benefit pension plans, self-insured workers' compensation, social program remittances and payroll tax audit exposures that require us to make estimates and assumptions in determining the proper reserve levels. These reserves involve significant estimates or judgments that are material to our financial statements.

Defined Benefit Pension Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. The most significant plans are located in the United Kingdom, the U.S., Norway and other European countries. Annual expense relating to these plans is recorded as Selling and administrative expense and is estimated to be approximately $12.4 million in 2012, compared to $9.7 million, $9.2 million and $6.7 million in 2011, 2010 and 2009, respectively.

The calculations of annual pension expense and the pension liability required at year-end include various actuarial assumptions such as discount rates, expected rate of return on plan assets, compensation increases and employee turnover rates. We determine our assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the measurement date. We review the actuarial assumptions on an annual basis and make modifications to the assumptions as necessary. We review peer data and historical rates, on a country-by-country basis, to check for reasonableness in setting both the discount rate and the expected return on plan assets. We estimate compensation increases and employee turnover rates for each plan based on the historical rates and the expected future rates for each respective country. Changes to any of these assumptions will impact the level of annual expense recorded related to the plans.

We used a weighted-average discount rate of 4.6% for the U.S. plans and 4.7% for non-U.S. plans in determining the estimated pension expense for 2012. These rates compare to the 5.1% weighted-average discount rate for both the U.S. and non-U.S. plans used in determining the estimated pension expense for 2011, and reflect the current interest rate environment. Absent any other changes, a 25 basis point increase and decrease in the weighted-average discount rate would impact 2012 consolidated pension expense by approximately $1.1 million and $1.2 million, respectively, for the non-U.S. plans. The change would have a minimal impact for the U.S. plans. We have selected a weighted-average expected return on plan assets of 6.3% for the U.S. plans and 4.8% for the non-U.S. plans in determining the estimated pension expense for 2012. The comparable rates used for the calculation of the 2011 pension expense were 7.0% and 5.3% for the U.S. plans and non-U.S. plans, respectively. A 25 basis point change in the weighted-average expected return on plan assets would impact 2012 consolidated pension expense by approximately $0.1 million for the U.S. plans and $0.6 million for the non-U.S plans. Changes to these assumptions have historically not been significant in any jurisdiction for any reporting period, and no significant adjustments to the amounts recorded have been required in the past or are expected in the future. (See Note 8 to the Consolidated Financial Statements for further information.)

U.S. Workers' Compensation

In the U.S., we are self-insured in most states for workers' compensation claims for our contingent workers. We determine the proper reserve balance using an actuarial valuation, which considers our historical payment experience and current employee demographics. Our reserve for such claims as of December 31, 2011 and 2010 was $78.8 million and $74.9 million, respectively. Workers' compensation expense is recorded as a component of Cost of services.

There are two main factors that impact workers' compensation expense: the number of claims and the cost per claim. The number of claims is driven by the volume of hours worked, the business mix which reflects the type of work performed (for example, office and professional work have fewer claims than industrial work), and the safety of the environment where the work is performed. The cost per claim is driven primarily by the severity of the injury, related medical costs and lost-time wage costs. A 10% change in the number of claims or cost per claim would impact workers' compensation expense in the U.S. by approximately $3.1 million.

Historically, we have not had significant changes in our assumptions used in calculating our reserve balance or significant adjustments to our reserve level. During 2011, we saw an increase in our industrial and light industrial business mix, which was mitigated by an increase in our professional business mix. In addition, we continued our focus on safety, which includes training of contingent workers and client site reviews. Given our current claims experience and cost per claim, we do not expect a significant change in our workers' compensation reserve in the near future. However, we have historically experienced an increase in claims frequency (defined as number of claims per 10,000 billable hours) following a recessionary period. While we did not see this occur in 2011, we could potentially experience higher costs for a 1 to 2 year period starting in 2012.

Social Program Remittances and Payroll Tax Audit Exposure

On a routine basis, various governmental agencies in some of the countries in which we operate audit our payroll tax calculations and our compliance with other payroll-related regulations. These audits focus primarily on documentation requirements and our support for our payroll tax remittances. Due to the nature of our business, the number of people that we employ, and the complexity of some payroll tax regulations, we may have some adjustments to the payroll tax remittances as a result of these audits.

In particular, the French government has various social programs that are aimed at reducing the cost of labor and encouraging employment, particularly for low-wage workers, through the reduction of payroll taxes (or social contribution). Due to the number of new programs or program changes, and the complexity of compliance, we may have adjustments to the amount of reductions claimed as a result of the audits.

We make an estimate of the additional remittances that may be required on a country-by-country basis, and record the estimate as a component of Cost of services or Selling and administrative expenses, as appropriate. Each country's estimate is based on the results of past audits and the number of years that have not yet been audited, with consideration for changing business volumes and changes to the payroll tax regulations. To the extent that our actual experience differs from our estimates, we will need to make adjustments to our reserve balance, which will impact the results of the related operation and the operating segment in which it is reported. Other than France, we have not had any significant adjustments to the amounts recorded as a result of any payroll tax audits, and we do not expect any significant adjustments to the recorded amounts in the near term.

In France, we currently maintain a reserve for 2007 through 2011, which has been estimated based on the results of past audits, changes in business volumes and the assessment related to the audit of 2007 and 2008. While some adjustment may be appropriate as we finalize the audits, we do not expect any significant adjustments to the recorded amount in the near term.

DEFERRED REVENUE

We recognize revenues under the current accounting guidance on revenue recognition. The accounting guidance generally provides that revenues for time-based services be recognized over the average length of the services being provided. For the outplacement line of business, we recognize revenues from individual programs over the estimated period in which services are rendered to candidates. For large projects within the outplacement line of business, we recognize revenues over the period in which the services are provided. In our consulting business, revenues are recognized upon the performance of the service under the consulting service contract. For performance-based contracts, we defer recognizing revenues until the performance criteria has been met.

The amounts billed for outplacement, consulting services and performance-based contracts in excess of the amount recognized as revenues are recorded as Deferred revenue and included in Accrued liabilities for the current portion and Other long-term liabilities for the long-term portion in our Consolidated Balance Sheets.

Significant factors impacting Deferred revenue are the type of programs and projects sold and the volume of current billings for new programs and projects. Over time, an increasing volume of new billings will generally result in higher amounts of Deferred revenue, while decreasing levels of new billings will generally result in lower amounts of Deferred revenue. As of December 31, 2011 and 2010, the current portion of Deferred revenue was $54.3 million and $53.8 million, respectively, and the long-term portion of Deferred revenue was $28.6 million and $29.8 million, respectively.

INCOME TAXES

We account for income taxes in accordance with the accounting guidance on income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

The accounting guidance related to uncertain tax positions requires an evaluation process for all tax positions taken that involves a review of probability for sustaining a tax position. If the probability for sustaining a tax position is more likely than not, which is a 50% threshold, then the tax position is warranted and the largest amount that would be realized upon ultimate settlement is recognized. An uncertain tax position will not be recognized in the financial statements unless it is more likely than not of being sustained.

Our judgment is required in determining our deferred tax assets and liabilities, and any valuation allowances recorded. Our net deferred tax assets may need to be adjusted in the event that tax rates are modified, or our estimates of future taxable income change, such that deferred tax assets or liabilities are expected to be recovered or settled at a different tax rate than currently estimated. In addition, valuation allowances may need to be adjusted in the event that our estimate of future taxable income changes from the amounts currently estimated. We have unrecognized tax benefits related to items in various countries. To the extent these items are settled for an amount different than we currently expect, the unrecognized tax benefit will be adjusted.

We provide for income taxes on a quarterly basis based on an estimated annual tax rate. In determining this rate, we make estimates about taxable income for each of our largest locations worldwide, as well as the tax rate that will be in effect for each location. To the extent these estimates change during the year, or actual results differ from these estimates, our estimated annual tax rate may change between quarterly periods and may differ from the actual effective tax rate for the year.

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSET IMPAIRMENT

In accordance with the accounting guidance on goodwill and other intangible assets, we perform an annual impairment test of goodwill at our reporting unit level and indefinite-lived intangible assets at our unit of account level during the third quarter, or more frequently if events or circumstances change that would more likely than not reduce the fair value of our reporting units below their carrying value.

We performed our annual impairment test of our Goodwill and indefinite-lived intangible assets during the third quarter of 2011, and there was no impairment of our Goodwill or our indefinite-lived intangible assets.

Significant assumptions used in our annual goodwill impairment test during the third quarter of 2011 included: expected future revenue growth rates, operating unit profit margins, working capital levels, discount rates ranging from 12.3% to 20.0%, and a terminal value multiple. The expected future revenue growth rates and operating unit profit margins were determined after taking into consideration our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance.

The table below provides a sample of our reporting units' estimated fair values and carrying values, which were determined as part of our annual goodwill impairment test performed in the third quarter ended September 30, 2011. Only those reporting units that have a significant amount of goodwill have been included. The reporting unit formerly known as Jefferson Wells has been included within the United States reporting unit.

(in millions)	United States	Elan	Netherlands (Vitae)	Right Management
Estimated fair values	$ 1,197.3	$ 520.9	$ 248.7	$ 170.3
Carrying values	1,010.5	263.4	155.6	158.1

In the fourth quarter of 2010, two of our reporting units, Right Management and Jefferson Wells, each experienced strong indicators of impairment due to continued deterioration in market conditions. They each experienced further than anticipated profitability declines in the fourth quarter, which led us to adjust our long-term outlooks for each reporting unit. As a result, we performed an impairment test of our Goodwill and indefinite-lived intangible assets during the fourth quarter of 2010, which resulted in a non-cash impairment charge of $311.6 million ($311.6 million after-tax) for Goodwill associated with Right Management and Jefferson Wells. In addition, we incurred a non-cash impairment charge of $117.2 million ($72.7 million after-tax) for the tradenames associated with these two reporting units. We did not perform an interim impairment test on any of our other reporting units with Goodwill and indefinite-lived intangible assets in the fourth quarter of 2010 as we noted no significant indicators of impairment as of December 31, 2010.

The goodwill and intangible asset impairment charge was non-cash in nature and did not impact our liquidity, cash flows provided by operating activities or future operations. (See Note 1 to the Consolidated Financial Statements for further information.)

In 2009, our annual impairment test of our Goodwill and indefinite-lived intangible assets during the third quarter resulted in non-cash impairment charges of $61.0 million for Goodwill associated with our Jefferson Wells reporting unit. The impairment was due in part to continued deterioration in market conditions, which resulted in Jefferson Wells experiencing significant revenue declines during 2009 and 2008. The discount rate was also impacted unfavorably by a 1% increase to our equity risk premium as a result of the market conditions and economic uncertainty at that time.

Under the current accounting guidance, we are also required to test our indefinite-lived intangible assets for impairment by comparing the fair value of the intangible asset with its carrying value. If the intangible asset's fair value is less than its carrying value, an impairment loss is recognized for the difference. During the fourth quarter of 2010, we also performed an impairment test of our long-lived tangible and intangible assets for Right Management at the asset group level and determined that the undiscounted cash flows were in excess of the carrying value. As such, no impairment of these assets was recognized.

Significant Matters Affecting Results Of Operations

MARKET RISKS

We are exposed to the impact of foreign currency exchange rate fluctuations and interest rate changes.

Exchange Rates — Our exposure to foreign currency exchange rates relates primarily to our foreign subsidiaries and our euro-denominated borrowings. For our foreign subsidiaries, exchange rates impact the U.S. dollar value of our reported earnings, our investments in the subsidiaries and the intercompany transactions with the subsidiaries.

Approximately 85% of our revenues and profits are generated outside of the U.S., with approximately 46% generated from our European operations that use the euro as their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. dollar, particularly the euro, may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the monthly weighted-average exchange rates for the year. Consequently, as the value of the U.S. dollar changes relative to the currencies of our major markets, our reported results vary.

Throughout 2011, the U.S. dollar was volatile against many of the currencies of our major markets. Revenues from services in constant currency were approximately 5.0% lower than reported. If the U.S. dollar had weakened an additional 10% during 2011, Revenues from services would have increased by approximately 8.5% from the amounts reported.

Fluctuations in currency exchange rates also impact the U.S. dollar amount of our Shareholders' equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in Shareholders' equity as a component of Accumulated other comprehensive income. The U.S. dollar strengthened relative to many foreign currencies as of December 31, 2011 compared to December 31, 2010. Consequently, Shareholders' equity decreased by $42.3 million as a result of the foreign currency translation as of December 31, 2011. If the U.S. dollar had strengthened an additional 10% as of December 31, 2011, resulting translation adjustments recorded in Shareholders' equity would have increased by approximately $145.4 million from the amounts reported.

Although currency fluctuations impact our reported results and Shareholders' equity, such fluctuations generally do not affect our cash flow or result in actual economic gains or losses. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and, consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. We generally have few cross-border transfers of funds, except for transfers to the U.S. for payment of license fees and interest expense on intercompany loans, working capital loans made between the U.S. and our foreign subsidiaries, dividends from our foreign subsidiaries, and payments between certain countries for services provided. To reduce the currency risk related to these transactions, we may borrow funds in the relevant foreign currency under our revolving credit agreement or we may enter into a forward contract to hedge the transfer.

As of December 31, 2011, there were £17.3 million ($27.0 million) of forward contracts that relate to cash flows owed to our foreign subsidiaries in 2012. Our forward contracts are not designated as hedges. Consequently, any gain or loss resulting from the change in fair value is recognized in the current period earnings as is the currency gain or loss on the amounts owed.

As of December 31, 2011, we had $647.6 million of borrowings denominated in euros (€500.0 million). These notes have been designated as a hedge of our net investment in subsidiaries with the euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, translation gains or losses related to these borrowings are included as a component of Accumulated other comprehensive income. Shareholders' equity decreased by $12.9 million, net of tax, due to changes in Accumulated other comprehensive income during the year due to the currency impact on these borrowings.

On January 7, 2010, Venezuela's National Consumer Price Index for December 2009 was released, which noted that the cumulative three-year inflation rates for both of Venezuela's inflation indices were over 100%. Under the current accounting guidance, since the country's economy is considered highly inflationary, the functional currency of the foreign entity (Bolivar Fuerte) must be remeasured to the functional currency of the reporting entity (U.S. dollar) effective January 1, 2010. As such, all currency adjustments related to the assets and liabilities of our Venezuelan subsidiary are now reported as translation gains or losses in our Consolidated Statements of Operations.

In addition, the Venezuelan government announced on January 8, 2010 that it was devaluing their currency in half as compared to the U.S. dollar. As a result, we recorded a translation loss of $1.2 million in the first quarter of 2010.

Interest Rates — Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed- and variable-rate borrowings and interest rate swap agreements. As of December 31, 2011, we had the following fixed- and variable-rate borrowings:

(in millions)		Amount	Weighted-Average Interest Rate[1]
Variable-rate borrowings	$	42.4	11.90%
Fixed-rate borrowings		657.8	5.02%
Total debt	$	700.2	5.14%

(1) The rates are impacted by currency exchange rate movements.

Prior to the fourth quarter of 2009, we had various interest rate swap agreements in order to fix our interest costs on €100.0 million of euro-denominated variable rate borrowings. We repaid the borrowings and terminated the related interest rate swap agreements in the fourth quarter of 2009.

Sensitivity analysis — The following table summarizes our debt and derivative instruments that are sensitive to foreign currency exchange rate and interest rate movements. All computations below are based on the U.S. dollar spot rate as of December 31, 2011. The exchange rate computations assume a 10% appreciation or 10% depreciation of the euro and British pound to the U.S. dollar.

The hypothetical impact on 2011 earnings and Accumulated other comprehensive income of the stated change in rates is as follows:

(in millions)	Movements In Exchange Rates	
Market Sensitive Instrument	10% Depreciation	10% Appreciation
Euro notes:		
€200, 4.86% Notes due June 2013	$ 25.9(1)	$ (25.9)(1)
€300, 4.58% Notes due June 2012	38.9(1)	(38.9)(1)
Forward contracts:		
£17.3 to $27.0	2.7	(2.7)

(1) Exchange rate movements are recorded through Accumulated other comprehensive income as these instruments have been designated as an economic hedge of our net investment in subsidiaries with a euro functional currency.

The hypothetical changes in the fair value of our market sensitive instruments due to changes in interest rates, and changes in foreign currency exchange rates for the forward contracts, are as follows:

Market Sensitive Instrument (in millions)	10% Decrease	10% Increase
Fixed rate debt:		
€200, 4.86% Notes due June 2013	$ 26.4(1)	$ (26.4)(1)
€300, 4.58% Notes due June 2012	39.1(1)	(39.1)(1)
Forward contacts:		
£17.3 to $27.0	2.7	(2.7)

(1) This change in fair value is not recorded in the Consolidated Financial Statements, however disclosure of the fair value is included in Note 1 to the Consolidated Financial Statements.

IMPACT OF ECONOMIC CONDITIONS

One of the principal attractions of using workforce solutions and service providers is to maintain a flexible supply of labor to meet changing economic conditions. Therefore, the industry has been, and remains sensitive to, economic cycles. To help minimize the effects of these economic cycles, we offer clients a continuum of services to meet their needs throughout the business cycle. We believe that the breadth of our operations and the diversity of our service mix cushion us against the impact of an adverse economic cycle in any single country or industry. However, adverse economic conditions in any of our largest markets, or in several markets simultaneously, would have a material impact on our consolidated financial results.

LEGAL REGULATIONS

The workforce solutions and services industry is closely regulated in all of the major markets in which we operate except the U.S. and Canada. Many countries impose licensing or registration requirements and substantive restrictions on employment services, either on the provider of recruitment services or the ultimate client company, or minimum benefits to be paid to the temporary employee either during or following the temporary assignment. Regulations also may restrict the length of assignments, the type of work permitted or the occasions on which contingent workers may be used. Changes in applicable laws or regulations have occurred in the past and are expected in the future to affect the extent to which workforce solutions and services firms may operate. These changes could impose additional costs, taxes, record keeping or reporting requirements; restrict the tasks to which contingent workers may be assigned; limit the duration of or otherwise impose restrictions on the nature of the relationship (with us or the client); or otherwise adversely affect the industry. All of our other service lines are currently not regulated.

In many markets, the existence or absence of collective bargaining agreements with labor organizations has a significant impact on our operations and the ability of clients to utilize our services. In some markets, labor agreements are structured on a national or industry-wide (rather than a company-by-company) basis. Changes in these collective bargaining agreements have occurred in the past, are expected to occur in the future, and may have a material impact on the operations of workforce solutions and services firms, including us.

In February 2009, the French Competition Council rendered its decision and levied a fine of €42.0 million ($55.9 million) related to the competition investigation that began in November 2004, conducted by France's Direction Generale de la concurrence, de la Consommation et de la Repression des Fraudes ("DGCCRF"), a body of the French Finance Minister that investigates frauds and competition violations. We had accrued for this fine as of December 31, 2008, paid this fine in April 2009 and appealed the Competition Council's decision. In January 2010 we received notification that our appeal was denied and in March 2010, we again appealed the Competition Council's decision to the Cour de Cassation. In March 2011, the Cour de Cassation, France's highest court of appeal, confirmed the decision.

The French government announced new legislation in 2011 that reduces employer payroll tax subsidies that are received under their social programs aimed at reducing the cost of labor and encouraging employment of low-wage workers. In France, this new legislation increased our direct costs, unfavorably impacting our margin by approximately 100 basis points in 2011. We currently expect to pass on this additional cost through higher bill rates, however, we experienced an unfavorable impact on margins from this additional costs in 2011 due to the timing of some price increases.

In July 2011, the French Social Security Act FY11 was passed by the French government, which requires French companies to pay a bonus to all employees when dividends paid to shareholders have increased compared to the average dividend paid over the previous two fiscal years. We are currently assessing the impact that this legislation may have on our financials, but we do not expect the new legislation to have a material impact on our financial results in the near term.

The Agency Workers Directive ("AWD") impacts all EU member states and was passed to ensure "equal treatment" for agency (temporary) workers. It also requires all member states to review and address unnecessary prohibitions and restrictions on the use of agency workers. Equal treatment has been in place by law in many countries; therefore, we do not expect any significant changes other than the removal of some restrictions in certain of these countries, which could have a favorable impact on our business. The United Kingdom, however, was the least regulated staffing market in Europe and put various regulations into effect in October 2011 as a result of AWD. We currently do not anticipate any significant impact on our business from these changes.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2010, the FASB issued new accounting guidance on goodwill impairment testing. The new guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. We adopted this guidance effective January 1, 2011. There was no impact of this adoption on our Consolidated Financial Statements.

In December 2010, the FASB issued new accounting guidance on business combinations. The new guidance clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The guidance also expands the supplemental pro forma disclosures. We adopted this guidance effective January 1, 2011. There was no impact of this adoption on our Consolidated Financial Statements.

In May 2011, the FASB issued new accounting guidance on fair value measurement. The new guidance clarifies some existing concepts, eliminates wording differences between U.S. Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Standards ("IFRS"), and in some limited cases, changes some principles to achieve convergence between U.S. GAAP and IFRS. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. It also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The guidance is effective for us in 2012 and must be applied prospectively. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In June 2011, the FASB issued new accounting guidance on presentation of comprehensive income. The new guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of shareholders' equity. The guidance is effective for us in 2012 and must be applied retrospectively. We do not expect the adoption of this guidance to have a significant impact on our Consolidated Financial Statements.

In September 2011, the FASB issued new accounting guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The guidance is effective for us in 2012, with early adoption permitted. We do not expect the adoption of this guidance to have an impact on our Consolidated Financial Statements.

In December 2011, the FASB issued new accounting guidance on balance sheet offsetting. The new guidance requires an entity to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position. It also requires disclosures on instruments and transactions subject to an agreement similar to a master netting agreement. The guidance is effective for us in 2013. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

Statements made in this annual report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading "Forward-Looking Statements" in our annual report on Form 10-K for the year ended December 31, 2011, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our annual report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as "expect," "anticipate," "intend," "plan," "may," "believe," "seek," "estimate," and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

Management Report On Internal Control Over Financial Reporting

We are responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation we have concluded that our internal control over financial reporting was effective as of December 31, 2011.

February 23, 2012

Report Of Independent Registered Public Accounting Firm

To The Board Of Directors And Shareholders Of ManpowerGroup

We have audited the accompanying consolidated balance sheets of Manpower Inc. (d/b/a ManpowerGroup) and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 23, 2012

Report Of Independent Registered Public Accounting Firm

To The Board Of Directors And Shareholders Of ManpowerGroup

We have audited the internal control over financial reporting of Manpower Inc. (d/b/a ManpowerGroup) and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 23, 2012 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 23, 2012

CONSOLIDATED STATEMENTS OF OPERATIONS

in millions, except per share data

Year Ended December 31	2011	2010	2009
Revenues from services	$ 22,006.0	$ 18,866.5	$ 16,038.7
Cost of services	18,299.7	15,621.1	13,220.5
Gross profit	3,706.3	3,245.4	2,818.2
Selling and administrative expenses, excluding impairment charges	3,182.1	2,938.6	2,715.5
Goodwill and intangible asset impairment charges	–	428.8	61.0
Selling and administrative expenses	3,182.1	3,367.4	2,776.5
Operating profit (loss)	524.2	(122.0)	41.7
Interest and other expenses	44.3	43.2	64.6
Earnings (loss) before income taxes	479.9	(165.2)	(22.9)
Provision for income taxes	228.3	98.4	(13.7)
Net earnings (loss)	$ 251.6	$ (263.6)	$ (9.2)
Net earnings (loss) per share — basic	$ 3.08	$ (3.26)	$ (0.12)
Net earnings (loss) per share — diluted	$ 3.04	$ (3.26)	$ (0.12)
Weighted average shares — basic	81.6	81.0	78.3
Weighted average shares — diluted	82.8	81.0	78.3

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

in millions, except share and per share data

December 31	2011	2010
ASSETS		
Current Assets		
Cash and cash equivalents	$ 580.5	$ 772.6
Accounts receivable, less allowance for doubtful accounts of $108.6 and $111.6, respectively	4,181.3	3,844.1
Prepaid expenses and other assets	176.3	197.6
Future income tax benefits	52.4	59.7
Total current assets	4,990.5	4,874.0
Other Assets		
Goodwill	984.7	954.1
Intangible assets, less accumulated amortization of $176.1 and $138.1, respectively	354.9	376.2
Other assets	395.1	355.1
Total other assets	1,734.7	1,685.4
Property and Equipment		
Land, buildings, leasehold improvements and equipment	685.6	688.8
Less: accumulated depreciation and amortization	511.1	518.5
Net property and equipment	174.5	170.3
Total assets	$ 6,899.7	$ 6,729.7
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 1,370.6	$ 1,313.9
Employee compensation payable	221.9	240.2
Accrued liabilities	520.8	547.4
Accrued payroll taxes and insurance	712.4	677.7
Value added taxes payable	502.3	482.2
Short-term borrowings and current maturities of long-term debt	434.2	28.7
Total current liabilities	3,762.2	3,290.1
Other Liabilities		
Long-term debt	266.0	669.3
Other long-term liabilities	388.1	373.1
Total other liabilities	654.1	1,042.4
Shareholders' Equity		
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued	–	–
Common stock, $.01 par value, authorized 125,000,000 shares, issued 109,076,337 and 108,294,605 shares, respectively	1.1	1.1
Capital in excess of par value	2,839.9	2,781.7
Retained earnings	971.7	785.2
Accumulated other comprehensive income	35.3	87.0
Treasury stock at cost, 29,172,342 and 26,535,104 shares, respectively	(1,364.6)	(1,257.8)
Total shareholders' equity	2,483.4	2,397.2
Total liabilities and shareholders' equity	$ 6,899.7	$ 6,729.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions

Year Ended December 31	2011	2010	2009
Cash Flows from Operating Activities			
Net earnings (loss)	$ 251.6	$ (263.6)	$ (9.2)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	104.4	110.1	97.2
Non-cash goodwill and intangible asset impairment charges	–	428.8	61.0
Deferred income taxes	24.8	(68.5)	(29.2)
Provision for doubtful accounts	25.9	28.9	27.8
Loss from sale of an equity investment	–	–	10.3
Share-based compensation	31.4	24.1	17.5
Excess tax benefit on exercise of share-based awards	(1.3)	(1.3)	(0.5)
Change in operating assets and liabilities, excluding the impact of acquisitions:			
Accounts receivable	(417.1)	(708.1)	663.6
Other assets	(48.2)	9.9	(71.5)
Other liabilities	97.7	621.8	(352.7)
Cash provided by operating activities	69.2	182.1	414.3
Cash Flows from Investing Activities			
Capital expenditures	(64.9)	(58.5)	(35.1)
Acquisitions of businesses, net of cash acquired	(49.0)	(270.0)	(21.6)
Proceeds from the sale of an equity investment	–	–	13.3
Proceeds from the sale of property and equipment	4.4	4.9	3.6
Cash used in investing activities	(109.5)	(323.6)	(39.8)
Cash Flows from Financing Activities			
Net change in short-term borrowings	15.6	(15.6)	(14.6)
Proceeds from long-term debt	0.8	1.8	146.5
Repayments of long-term debt	(1.1)	(1.1)	(359.3)
Proceeds from share-based awards	29.5	27.1	14.2
Excess tax benefit on exercise of share-based awards	1.3	1.3	0.5
Repurchases of common stock	(104.5)	(34.8)	–
Dividends paid	(65.1)	(60.8)	(58.0)
Cash used in financing activities	(123.5)	(82.1)	(270.7)
Effect of exchange rate changes on cash	(28.3)	(18.4)	36.8
Net (decrease) increase in cash and cash equivalents	(192.1)	(242.0)	140.6
Cash and cash equivalents, beginning of year	772.6	1,014.6	874.0
Cash and cash equivalents, end of year	$ 580.5	$ 772.6	$ 1,014.6
Supplemental Cash Flow Information			
Interest paid	$ 43.2	$ 45.0	$ 62.0
Income taxes paid	$ 170.7	$ 78.4	$ 75.2
Non-cash financing activity:			
Common stock issued for acquisition	$ –	$ 188.5	$ –

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

in millions, except share and per share data

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	Shares issued	Par Value					
Balance, January 1, 2009	103,756,138	$ 1.0	$ 2,514.8	$ 1,176.8	$ (8.9)	$ (1,224.3)	$ 2,459.4
Comprehensive income:							
Net loss				(9.2)			
Foreign currency translation					107.0		
Unrealized gain on investments, net of tax					4.3		
Reclassification to earnings of loss on derivatives, net of tax					4.3		
Unrealized gain on derivatives, net of tax					0.3		
Defined benefit pension plans and retiree health care plan, net of tax					(0.1)		
Total comprehensive income							106.6
Issuances under equity plans, including tax benefits	641,827		15.5			(0.9)	14.6
Share-based compensation expense			17.5				17.5
Dividends ($0.74 per share)				(58.0)			(58.0)
Other			(3.6)				(3.6)
Balance, December 31, 2009	104,397,965	1.0	2,544.2	1,109.6	106.9	(1,225.2)	2,536.5
Comprehensive income:							
Net loss				(263.6)			
Foreign currency translation					(14.4)		
Unrealized gain on investments, net of tax					1.4		
Defined benefit pension plans and retiree health care plan, net of tax					(6.9)		
Total comprehensive loss							(283.5)
Issuances under equity plans, including tax benefits	699,244		26.2			2.2	28.4
Issuance for business acquisition	3,197,396	0.1	188.4				188.5
Share-based compensation expense			24.1				24.1
Dividends ($0.74 per share)				(60.8)			(60.8)
Repurchases of common stock						(34.8)	(34.8)
Other			(1.2)				(1.2)
Balance, December 31, 2010	108,294,605	1.1	2,781.7	785.2	87.0	(1,257.8)	2,397.2
Comprehensive income:							
Net earnings				251.6			
Foreign currency translation					(42.3)		
Unrealized gain on investments, net of tax					0.2		
Defined benefit pension plans and retiree health care plan, net of tax					(9.6)		
Total comprehensive income							199.9
Issuances under equity plans, including tax benefits	781,732		33.1			(2.3)	30.8
Share-based compensation expense			31.4				31.4
Dividends ($0.80 per share)				(65.1)			(65.1)
Repurchases of common stock						(104.5)	(104.5)
Other			(6.3)				(6.3)
Balance, December 31, 2011	109,076,337	$ 1.1	$ 2,839.9	$ 971.7	$ 35.3	$ (1,364.6)	$ 2,483.4

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

in millions, except share and per share data

01.
Summary Of Significant Accounting Policies

NATURE OF OPERATIONS

Manpower Inc. d/b/a ManpowerGroup is a world leader in the workforce solutions and services industry. Our worldwide network of 3,800 offices in 80 countries and territories enables us to meet the needs of our clients in all industry segments. Our largest operations, based on revenues, are located in the U.S., France, Italy and the United Kingdom. We specialize in permanent, temporary and contract recruitment and assessment; training and development; outsourcing; career management and workforce consulting services. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

BASIS OF CONSOLIDATION

The consolidated financial statements include our operating results and the operating results of all of our subsidiaries. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect our ownership share of those earnings using the equity method of accounting. These investments, as well as certain other relationships, are also evaluated for consolidation under the accounting guidance on consolidation of variable interest entities. These investments were $75.9 and $71.6 as of December 31, 2011 and 2010, respectively, and are included in Other assets in the Consolidated Balance Sheets. Included in Shareholders' equity as of December 31, 2011 and 2010 are $64.7 and $60.8, respectively, of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUES AND RECEIVABLES

We generate revenues from sales of services by our company-owned branch operations and from fees earned on sales of services by our franchise operations. Revenues are recognized as services are performed. The majority of our revenues are generated by our recruitment business, where billings are generally negotiated and invoiced on a per-hour basis. Accordingly, as contingent workers are placed, we record revenues based on the hours worked. Permanent recruitment revenues are recorded as placements are made. Provisions for sales allowances, based on historical experience, are recognized at the time the related sale is recognized.

Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month. Franchise fees, which are included in Revenues from services, were $25.2, $23.6 and $22.3 for the years ended December 31, 2011, 2010 and 2009, respectively.

In our outplacement business, we recognize revenues from individual programs over the estimated period in which services are rendered to candidates. For large projects within the outplacement business, we recognize revenues ratably over the period in which the services are provided. In our consulting business, revenues are recognized upon the performance of the service under the consulting service contract. For performance-based contracts, we defer recognizing revenues until the performance criteria has been met.

The amounts billed for outplacement, consulting services and performance-based contracts in excess of the amount recognized as revenues are recorded as Deferred revenue and included in Accrued liabilities for the current portion and Other long-term liabilities for the long-term portion in our Consolidated Balance Sheets. As of December 31, 2011 and 2010, the current portion of Deferred revenue was $54.3 and $53.8, respectively, and the long-term portion of Deferred revenue was $28.6 and $29.8, respectively.

We record revenues from sales of services and the related direct costs in accordance with the accounting guidance on reporting revenue gross as a principal versus net as an agent. In situations where we act as a principal in the transaction, we report gross revenues and cost of services. When we act as an agent, we report the revenues on a net basis. Amounts billed to clients for out-of-pocket or other cost reimbursements are included in Revenues from services, and the related costs are included in Cost of services.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We have an Allowance for doubtful accounts recorded as an estimate of the Accounts receivable balance that may not be collected. This allowance is calculated on an entity-by-entity basis with consideration for historical write-off experience, the current aging of receivables and a specific review for potential bad debts. Items that affect this balance mainly include bad debt expense and the write-off of accounts receivable balances.

Bad debt expense is recorded as Selling and administrative expenses in our Consolidated Statements of Operations and was $25.9, $28.9 and $27.8 in 2011, 2010 and 2009, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision. Write-offs were $25.0, $33.5 and $39.0 for 2011, 2010 and 2009, respectively.

ADVERTISING COSTS

We expense production costs of advertising as they are incurred. Advertising expenses were $34.0, $29.2 and $29.4 in 2011, 2010 and 2009, respectively.

REORGANIZATION COSTS

We recorded net reorganization costs of $23.1, $36.1 and $33.5 in 2011, 2010 and 2009, respectively, in Selling and administrative expenses, primarily related to severances and office closures and consolidations in multiple countries. These expenses are net of reversals of previous accruals resulting mainly from larger-than-estimated cost savings from subleasing and lease buyouts as well as lower-than expected severance costs. During 2011, we made payments of $27.9 out of our reorganization reserve. We expect a majority of the remaining $29.4 reserve will be paid or utilized in 2012. Changes in the reorganization liability balances for each reportable segment and Corporate are as follows. This presentation reflects the realignment of our segments. See Note 14 for further information.

	Americas[1]	Southern Europe[2]	Northern Europe	APME	Right Management	Corporate	Total
Balance, January 1, 2010	$ 4.1	$ 5.7	$ 9.5	$ 1.5	$ 0.4	$ –	$ 21.2
Severance costs, net	3.8	0.3	3.2	0.7	10.8	1.2	20.0
Office closure costs, net	3.8	3.7	–	–	8.6	–	16.1
Costs paid or utilized	(4.3)	(4.1)	(7.7)	(1.5)	(5.4)	(0.1)	(23.1)
Balance, December 31, 2010	7.4	5.6	5.0	0.7	14.4	1.1	34.2
Severance costs, net	2.1	1.1	5.5	0.5	3.1	–	12.3
Office closure costs, net	0.3	0.4	7.7	–	2.4	–	10.8
Costs paid or utilized	(5.8)	(2.9)	(6.4)	–	(11.7)	(1.1)	(27.9)
Balance, December 31, 2011	$ 4.0	$ 4.2	$ 11.8	$ 1.2	$ 8.2	$ –	$ 29.4

(1) Balance related to United States was $3.9 as of January 1, 2010. In 2010, United States incurred $3.6 for severance costs and $3.8 for office closure costs and paid $3.9, leaving a $7.4 liability as of December 31, 2010. In 2011, United States incurred $1.3 for severance costs and $0.3 for office closure costs and paid $5.7, leaving a $3.3 liability as of December 31, 2011.

(2) 2010 Balances were solely related to France. In 2011, France incurred $0.4 for office closure costs and paid/utilized $2.5, leaving a $3.5 liability as of December 31, 2011. Italy recorded severance costs of $0.9 and paid out $0.5 during 2011, leaving a $0.4 liability as of December 31, 2011.

in millions, except share and per share data

INCOME TAXES

We account for income taxes in accordance with the accounting guidance on income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

FAIR VALUE MEASUREMENTS

The assets and liabilities measured and recorded at fair value on a recurring basis were as follows:

		Fair Value Measurements Using				Fair Value Measurements Using		
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets								
Available-for-sale securities	$ 0.4	$ 0.4	$ –	$ –	$ 0.4	$ 0.4	$ –	$ –
Foreign currency forward contracts	–	–	–	–	0.1	–	0.1	–
Deferred compensation plan assets	45.2	45.2	–	–	40.3	40.3	–	–
	$ 45.6	$ 45.6	$ –	$ –	$ 40.8	$ 40.7	$ 0.1	$ –
Liabilities								
Foreign currency forward contracts	$ 0.3	$ –	$ 0.3	$ –	$ –	$ –	$ –	$ –
	$ 0.3	$ –	$ 0.3	$ –	$ –	$ –	$ –	$ –

We determine the fair value of our available-for-sale securities and deferred compensation plan assets, comprised of publicly traded securities, by using market quotes as of the last day of the period. The fair value of the interest rate swaps and foreign currency forward contracts are measured at the value from either directly or indirectly observable third parties.

The carrying values of Cash and cash equivalents, Accounts receivable, Accounts payable, and Other current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The carrying value of Long-term debt approximates fair value, except for the euro-denominated notes. The fair value of the euro-denominated notes, as determined by the quoted market prices, was $654.9 and $686.3 as of December 31, 2011 and 2010, respectively, compared to a carrying value of $647.6 and $668.3, respectively.

We also measured certain non-financial assets on a non-recurring basis, including Goodwill and tradenames, for which we recognized impairment charges in 2010 and were summarized as follows:

		Fair Value Measurements Using			
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Goodwill	$ 954.1	$ –	$ –	$ 954.1	$ (311.6)
Tradenames	55.3	–	–	55.3	(117.2)
					$ (428.8)

In 2010, Goodwill and tradenames with a carrying amount of $1,438.2 were written down to their fair value of $1,009.4, resulting in an impairment charge of $428.8.

GOODWILL AND OTHER INTANGIBLE ASSETS

We have Goodwill, amortizable Intangible assets and Intangible assets that do not require amortization, as follows:

			2011			2010
December 31	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Goodwill	$ 984.7	$ –	$ 984.7	$ 954.1	$ –	$ 954.1
Intangible Assets:						
Amortizable:						
Technology	$ 19.6	$ 19.6	$ –	$ 19.6	$ 19.6	$ –
Franchise Agreements	18.0	14.3	3.7	18.0	12.5	5.5
Customer Relationships	328.0	130.1	197.9	309.4	94.3	215.1
Other	13.5	12.1	1.4	14.0	11.7	2.3
	379.1	176.1	203.0	361.0	138.1	222.9
Non-Amortizable:						
Tradenames(1)	54.0	–	54.0	55.3	–	55.3
Reacquired Franchise Rights	97.9	–	97.9	98.0	–	98.0
	151.9	–	151.9	153.3	–	153.3
Total Intangible Assets	$ 531.0	$ 176.1	$ 354.9	$ 514.3	$ 138.1	$ 376.2

(1) Balances were net of accumulated impairment loss of $139.5 as of both December 31, 2011 and 2010.

Amortization expense related to intangibles was $38.9, $39.3 and $21.9 in 2011, 2010 and 2009, respectively. Amortization expense expected in each of the next five years related to acquisitions completed as of December 31, 2011 is as follows: 2012 – $35.8, 2013 – $31.0, 2014 – $26.1, 2015 – $22.3 and 2016 – $19.3. The weighted-average useful lives of the technology, franchise agreements, customer relationships and other are 5, 10, 14 and 3 years, respectively. The tradenames have been assigned an indefinite life based on our expectation of renewing the tradenames, as required, without material modifications and at a minimal cost, and our expectation of positive cash flows beyond the foreseeable future. The reacquired franchise rights result from our franchise acquisitions in the U.S. completed prior to 2009.

In accordance with the accounting guidance on goodwill and other intangible assets, we perform an annual impairment test of goodwill at our reporting unit level and indefinite-lived intangible assets at our unit of account level during the third quarter, or more frequently if events or circumstances change that would more likely than not reduce the fair value of our reporting units below their carrying value.

We performed our annual impairment test of our Goodwill and indefinite-lived intangible assets during the third quarter of 2011, and there was no impairment of our Goodwill or indefinite-lived intangible as a result of our annual test.

The accounting guidance requires a two-step method for determining goodwill impairment. In the first step, we determined the fair value of each reporting unit, generally by utilizing an income approach derived from a discounted cash flow methodology. For certain of our reporting units, a combination of the income approach (weighted 75%) and the market approach (weighted 25%) derived from comparable public companies was utilized. The income approach is developed from management's forecasted cash flow data. Therefore, it represents an indication of fair market value reflecting management's internal outlook for the reporting unit. The market approach utilizes the Guideline Public Company Method to quantify the respective reporting unit's fair value based on revenues and earnings multiples realized by similar public companies. The market approach is more volatile as an indicator of fair value as compared to the income approach. We believe that each approach has its merits. However in the instances where we have utilized both approaches, we have weighted the income approach more heavily than the market approach because we believe that management's assumptions generally provide greater insight into the reporting unit's fair value.

Significant assumptions used in our goodwill impairment tests during 2011, 2010 and 2009 included: expected revenue growth rates, operating unit profit margins, working capital levels, discount rates ranging from 12.3% to 20.0% for 2011, and a terminal value multiple. The expected future revenue growth rates and the expected operating unit profit margins were determined after considering our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance.

in millions, except share and per share data

If the reporting unit's fair value is less than its carrying value as was the case for Right Management and Jefferson Wells in the fourth quarter of 2010, we are required to perform a second step. In the second step, we allocate the fair value of the reporting unit to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a "hypothetical" calculation to determine the implied fair value of the goodwill. The impairment charge, if any, is measured as the difference between the implied fair value of the goodwill and its carrying value.

Under the current accounting guidance, we are also required to test our indefinite-lived intangible assets for impairment by comparing the fair value of the intangible asset with its carrying value. If the intangible asset's fair value is less than its carrying value, an impairment loss is recognized for the difference.

In the fourth quarter of 2010, two of our reporting units, Right Management and Jefferson Wells, each experienced strong indicators of impairment due to continued deterioration in market conditions for both reporting units as they experienced further than anticipated profitability declines in the fourth quarter, which led us to adjust our long-term outlooks for each reporting unit. As a result, we performed an impairment test of our Goodwill and indefinite-lived intangible assets during the fourth quarter of 2010, which resulted in a non-cash impairment charge of $311.6 ($311.6 after-tax) for Goodwill associated with Right Management and Jefferson Wells. In addition, we incurred a non-cash impairment charge of $117.2 ($72.7 after-tax) for the tradenames associated with these two reporting units.

For Right Management, our anticipated revenues and income as of the fourth quarter of 2010 decreased to a level which required us to adjust the size premium included in our discount rate. In addition, the beta used to calculate the discount rate changed slightly due to a change in the mix of our comparable companies as one of the companies utilized in our annual testing had been acquired during the fourth quarter. These changes resulted in a 3% increase in the discount rate, to 13%, being utilized in our fourth quarter 2010 impairment testing for Right Management. For Jefferson Wells, our discount rate was relatively flat in our fourth quarter 2010 impairment testing, at 12.5%, as compared to 12.4% utilized in our annual testing performed in 2010.

During the fourth quarter of 2010, we also performed an impairment test of our long-lived tangible and intangible assets for Right Management at the asset group level and determined that the undiscounted cash flows were in excess of the carrying value. As such, no impairment of these assets was recognized. We did not perform an interim impairment test on any of our other reporting units with goodwill and indefinite-lived intangible assets in the fourth quarter of 2010 as we noted no significant indicators of impairment as of December 31, 2010.

In the third quarter of 2009, we performed our annual impairment test of our Goodwill and indefinite-lived intangible assets, which resulted in non-cash impairment charges of $61.0 for goodwill associated with our Jefferson Wells reporting unit. The impairment was due in part to continued deterioration in market conditions, which had resulted in Jefferson Wells experiencing significant revenue declines during 2009. The discount rate was also impacted unfavorably by a 1% increase to our equity risk premium as a result of the market conditions and economic uncertainty at that time.

MARKETABLE SECURITIES

We account for our marketable security investments under the accounting guidance on certain investments in debt and equity securities, and have determined that all such investments are classified as available-for-sale. Accordingly, unrealized gains and unrealized losses that are determined to be temporary, net of related income taxes, are included in Accumulated other comprehensive income, which is a separate component of Shareholders' equity. Realized gains and losses, and unrealized losses determined to be other-than-temporary, are recorded in our Consolidated Statements of Operations. No realized gains or losses were recorded in 2011, 2010 or 2009. Our available-for-sale investments had a market value of $0.4, an adjusted cost basis of $0.1, and no unrealized losses as of either December 31, 2011 or 2010.

We hold a 49% interest in our Swiss franchise, which maintained an investment portfolio with a market value of $175.8 and $173.1 as of December 31, 2011 and 2010, respectively. This portfolio is comprised of a wide variety of European and U.S. debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our share of net realized gains and losses, and declines in value determined to be other-than-temporary, are included in our Consolidated Statements of Operations. For the years ended December 31, 2011, 2010 and 2009, realized gains totaled $0.1, $0.5 and $2.4, respectively, and realized losses totaled $0.3, $0.2 and $1.2, respectively. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in Accumulated other comprehensive income, with the offsetting amount increasing or decreasing our investment in the franchise.

CAPITALIZED SOFTWARE FOR INTERNAL USE

We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software which ranges from 2 to 7 years. The net capitalized software balance of $14.4 and $21.8 as of December 31, 2011 and 2010, respectively, is included in Other assets in the Consolidated Balance Sheets. Amortization expense related to the capitalized software costs was $7.8, $11.6 and $10.7 for 2011, 2010 and 2009, respectively.

PROPERTY AND EQUIPMENT

A summary of Property and equipment as of December 31 is as follows:

	2011	2010
Land	$ 7.3	$ 7.1
Buildings	21.5	19.5
Furniture, fixtures, and autos	194.9	197.0
Computer equipment	164.4	168.0
Leasehold improvements	297.5	297.2
Property and equipment	$ 685.6	$ 688.8

Property and equipment are stated at cost and are depreciated using primarily the straight-line method over the following estimated useful lives: buildings — up to 40 years; furniture and equipment — 2 to 16 years; leasehold improvements — lesser of life of asset or expected lease term. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of property and equipment, the difference between the unamortized cost and the proceeds is recorded as either a gain or a loss and is included in our Consolidated Statements of Operations. Long-lived assets are evaluated for impairment in accordance with the provisions of the accounting guidance on the impairment or disposal of long-lived assets.

DERIVATIVE FINANCIAL INSTRUMENTS

We account for our derivative instruments in accordance with the accounting guidance on derivative instruments and hedging activities. Derivative instruments are recorded on the balance sheet as either an asset or liability measured at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded as a component of Accumulated other comprehensive income and recognized in the Consolidated Statements of Operations when the hedged item affects earnings. The ineffective portions of the changes in the fair value of cash flow hedges are recognized in earnings.

FOREIGN CURRENCY TRANSLATION

The financial statements of our non-U.S. subsidiaries have been translated in accordance with the accounting guidance on foreign currency translation. Under the accounting guidance, asset and liability accounts are translated at the current exchange rate and income statement items are translated at the weighted-average exchange rate for the year. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income, which is included in Shareholders' equity.

Certain foreign-currency-denominated borrowings are accounted for as a hedge of our net investment in our subsidiaries with the related functional currencies. Since our net investment in these subsidiaries exceeds the amount of the related borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated other comprehensive income.

SHAREHOLDERS' EQUITY

In November 2011, the Board of Directors authorized the repurchase of an additional 3.0 million shares of our common stock. This authorization was in addition to the 2010 authorization to repurchase 3.0 million shares of our common stock and the 2007 authorization to repurchase 5.0 million shares of our common stock, not to exceed a total purchase price of $400.0. Share repurchases may be made from time to time through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. In 2011, we repurchased a total of 2.6 million shares, composed of 0.2 million shares under

in millions, except share and per share data

the 2007 authorization and 2.4 million shares under the 2010 authorization, at a total cost of $104.5. In 2010, we repurchased 0.9 million shares of common stock at a total cost of $34.8 under the 2007 authorization. No shares were repurchased in 2009. As of December 31, 2011, there were no shares remaining under the 2007 authorization. Under the 2011 and 2010 authorizations, there were 3.0 million shares and 0.6 million shares, respectively, remaining authorized for repurchase as of December 31, 2011.

CASH AND CASH EQUIVALENTS

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

RECENTLY ISSUED ACCOUNTING STANDARDS

In October 2009, the FASB issued new accounting guidance on multiple-deliverable revenue arrangements. The new guidance amends the criteria for separating deliverables as well as how to measure and allocate consideration for multiple arrangements. The guidance also expands the disclosures related to a vendor's multiple-deliverable revenue arrangements. We adopted this guidance effective January 1, 2011, for our revenue arrangements entered into or materially modified in 2011. There was no impact of this adoption on our Consolidated Financial Statements.

In December 2010, the FASB issued new accounting guidance on goodwill impairment testing. The new guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. We adopted this guidance effective January 1, 2011. There was no impact of this adoption on our Consolidated Financial Statements.

In December 2010, the FASB issued new accounting guidance on business combinations. The new guidance clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The guidance also expands the supplemental pro forma disclosures. We adopted this guidance effective January 1, 2011. There was no impact of this adoption on our Consolidated Financial Statements.

In May 2011, the FASB issued new accounting guidance on fair value measurement. The new guidance clarifies some existing concepts, eliminates wording differences between U.S. Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Standards ("IFRS"), and in some limited cases, changes some principles to achieve convergence between U.S. GAAP and IFRS. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. It also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The guidance is effective for us in 2012 and must be applied prospectively. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In June 2011, the FASB issued new accounting guidance on presentation of comprehensive income. The new guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of shareholders' equity. The guidance is effective for us in 2012 and must be applied retrospectively. We do not expect the adoption of this guidance to have a significant impact on our Consolidated Financial Statements.

In September 2011, the FASB issued new accounting guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The guidance is effective for us in 2012, with early adoption permitted. We do not expect the adoption of this guidance to have an impact on our Consolidated Financial Statements.

In December 2011, the FASB issued new accounting guidance on balance sheet offsetting. The new guidance requires an entity to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position. It also requires disclosures on instruments and transactions subject to an agreement similar to a master netting agreement. The guidance is effective for us in 2013. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

SUBSEQUENT EVENTS

We have evaluated events and transactions occurring after the balance sheet date through our filing date and noted no events that are subject to recognition or disclosure.

02.
Acquisitions

On September 22, 2011, we acquired approximately 70% of the shares and voting rights of Proservia SA ("Proservia"), a provider of information technology and systems engineering solutions in France. We acquired the remaining shares and voting rights by the end of November 2011. The purchase price was €14.89 per share. The total consideration, net of cash acquired, was €21.6 ($29.4). Goodwill arising from this transaction was €20.7. The related Intangible assets were €11.0 and €10.8 as of September 22, 2011 and December 31, 2011, respectively.

On April 5, 2010, we acquired COMSYS IT Partners, Inc. ("COMSYS") from its existing shareholders. The value of the consideration for each outstanding share of COMSYS common stock was approximately $17.65, for a total enterprise value of $427.0, including debt of $47.1, which we repaid upon closing. The consideration was approximately 50% ManpowerGroup common stock (3.2 million shares with a fair value of $188.5 upon closing) and approximately 50% cash (consideration of $191.4). In addition, we incurred approximately $10.8 of transaction costs associated with the acquisition during the year ended December 31, 2010, which have been classified in Selling and administrative expenses. Goodwill and Intangible assets relating to this transaction were $278.0 and $85.4, respectively, as of December 31, 2011 and $281.6 and $106.3, respectively, as of December 31, 2010.

We have finalized our allocation of the consideration transferred to the net assets acquired, using various methodologies to assess the fair value of the assets and liabilities acquired. For our Intangible assets associated with customer relationships, we utilized the multi-period excess-earnings method, a form of the income approach. Some of the significant assumptions used in this valuation included: expected revenue growth rates, operating unit profit margins, capital charges representing 1.3% of revenues, and a 13% discount rate.

The following table summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date of April 5, 2010:

Cash and cash equivalents	$ 0.9
Accounts receivable, net	207.0
Prepaid expenses and other assets	2.1
Total current assets	210.0
Goodwill	281.6
Intangible assets	127.1
Other assets	50.5
Property and equipment	5.2
Total assets	$ 674.4
Accounts payable	$ 135.9
Employee compensation payable	40.8
Accrued liabilities	14.3
Total current liabilities	191.0
Other long-term liabilities	56.4
Total liabilities assumed	247.4
Net assets acquired	$ 427.0

Of the $427.0 of net acquired assets, $127.1 was assigned to customer relationships and will be amortized over 14 years, using an accelerating method. The remaining fair value of $281.6, which was not directly attributable to any specific assets or liabilities, was assigned to Goodwill as part of the U.S. reporting unit. Of the Goodwill assigned, $28.2 is deductible for tax purposes as of December 31, 2011.

in millions, except share and per share data

The following unaudited pro forma information reflects the results of ManpowerGroup's operations for the years ended December 31, 2010 and 2009 as if the COMSYS acquisition had been completed at the beginning of the respective period. Pro forma adjustments have been made to illustrate the incremental impact on earnings of amortization expense related to the acquired intangible assets, lost interest income that would have been earned on the cash proceeds used to acquire COMSYS and the tax impact of these respective items.

	2010	2009
Revenues from services		
Pro forma	$ 19,036.1	$ 16,688.0
As reported	$ 18,866.5	$ 16,038.7
Net (loss) earnings		
Pro forma	$ (269.9)	$ (27.9)
As reported	$ (263.6)	$ (9.2)
Net (loss) earnings per share — diluted		
Pro forma	$ (3.30)	$ (0.34)
As reported	$ (3.26)	$ (0.12)

The unaudited pro forma information is provided for illustrative purposes only and does not represent what our Consolidated Statements of Operations would have been if the transaction had actually occurred as of January 1, 2010 or 2009 and does not represent our expected future Consolidated Statements of Operations.

From time to time, we acquire and invest in companies throughout the world, including franchises. Excluding Proservia and COMSYS, the total cash consideration paid for acquisitions, net of cash acquired, for the years ended December 31, 2011, 2010 and 2009 was $19.6, $32.3 and $21.6, respectively. Goodwill and Intangible assets resulting from the remaining 2011 acquisitions were $12.9 and $4.5, respectively, as of December 31, 2011.

03.
Share-Based Compensation Plans

We account for share-based payments according to the accounting guidance on share-based payments. During 2011, 2010 and 2009, we recognized approximately $31.4, $24.1 and $17.5, respectively, in share-based compensation expense related to stock options, deferred stock, and restricted stock, all of which is recorded in Selling and administrative expenses. The total income tax benefit recognized related to share-based compensation during 2011, 2010 and 2009 was $3.0, $3.7 and $3.2, respectively. Consideration received from share-based awards for 2011, 2010 and 2009 was $31.8, $24.9 and $15.1, respectively. The excess income tax benefit recognized related to share-based compensation awards, which is recorded in Capital in excess of par value, for 2011, 2010 and 2009 was approximately $3.1, $3.7 and $1.2, respectively. We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the vesting period of each award.

STOCK OPTIONS

Until May 3, 2011, all share-based compensation was granted under the 2003 Equity Incentive Plan of Manpower Inc. ("2003 Plan"). Following this date, all share-based compensation has been granted under the 2011 Equity Incentive Plan of Manpower Inc. ("2011 Plan"). Options and stock appreciation rights are granted at a price not less than 100% of the fair market value of the common stock at the date of grant. Generally, options are granted with a ratable vesting period of up to four years and expire ten years from date of grant. As of December 31, 2011, no stock appreciation rights had been granted or were outstanding.

A summary of stock option activity is as follows:

	Shares (000)	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding, January 1, 2009	5,027	$ 50		
Granted	1,349	31		
Exercised	(339)	33		$ 5
Expired or cancelled	(179)	53		
Outstanding, December 31, 2009	5,858	$ 46	6.1	
Vested or expected to vest, December 31, 2009	5,767	$ 46	6.1	
Exercisable, December 31, 2009	3,330	$ 47	4.4	
Outstanding, January 1, 2010	5,858	$ 46		
Granted	897	53		
Exercised	(682)	37		$ 14
Expired or cancelled	(133)	50		
Outstanding, December 31, 2010	5,940	$ 48	6.2	
Vested or expected to vest, December 31, 2010	5,877	$ 48	6.1	
Exercisable, December 31, 2010	3,446	$ 49	4.7	
Outstanding, January 1, 2011	5,940	$ 48		
Granted	199	67		
Exercised	(721)	39		$ 13
Expired or cancelled	(153)	49		
Outstanding, December 31, 2011	5,265	$ 50	5.7	$ 7
Vested or expected to vest, December 31, 2011	5,235	$ 50	5.6	
Exercisable, December 31, 2011	3,626	$ 51	4.8	$ 4

Options outstanding and exercisable as of December 31, 2011 are as follows:

	Options Outstanding			Options Exercisable	
Exercise Price	Shares (000)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Shares (000)	Weighted-Average Exercise Price
$26–$34	1,335	6.2	$ 31	724	$ 31
$35–$44	807	2.8	44	804	44
$45–$55	1,548	6.4	53	899	53
$56–$93	1,575	6.0	67	1,199	68
	5,265	5.7	$ 50	3,626	$ 51

We have recognized expense of $12.1, $14.3 and $12.7 related to stock options for the years ended December 31, 2011, 2010 and 2009, respectively. The total fair value of options vested during the same periods was $14.3, $12.7 and $13.3, respectively. As of December 31, 2011, total unrecognized compensation cost was approximately $17.2, net of estimated forfeitures, which we expect to recognize over a weighted-average period of approximately 1.6 years.

We estimated the fair value of each stock option on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Year Ended December 31	2011	2010	2009
Average risk-free interest rate	2.6%	2.6%	1.8%
Expected dividend yield	1.1%	1.4%	2.5%
Expected volatility	41.0%	41.0%	42.0%
Expected term (years)	5.9	5.4	5.5

The average risk-free interest rate is based on the five-year U.S. Treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date. We determined expected volatility using a weighted average of daily historical volatility (weighted 75%) of our stock price over the past five years and implied volatility (weighted 25%) based upon exchange traded options for our common stock. We believe that a blend of historical volatility and implied volatility better reflects future market conditions and better indicates expected volatility than considering purely historical volatility. We determined the expected term of the stock options using historical data. The weighted-average grant-date fair value per option granted during the year was $25.21, $19.26 and $9.73 in 2011, 2010 and 2009, respectively.

DEFERRED STOCK

Our non-employee directors may elect to receive deferred stock in lieu of part or all of their annual cash retainer otherwise payable to them. The number of shares of deferred stock is determined pursuant to a formula set forth in the terms and conditions adopted under the 2003 Plan and subsequently under the 2011 Plan and the deferred stock is settled in shares of common stock according to these terms and conditions. As of December 31, 2011, 2010 and 2009, there were 23,566, 18,403 and 17,288, respectively, shares of deferred stock awarded under this arrangement, all of which are vested.

Non-employee directors also receive an annual grant of deferred stock (or restricted stock, if they so elect) as additional compensation for board service. The award vests in one year in equal quarterly installments and the vested portion of the deferred stock is settled in shares of common stock either upon a director's termination of service or three years after the date of grant (which may in most cases be extended at the directors' election) in accordance with the terms and conditions under the 2003 Plan and the 2011 Plan. As of December 31, 2011, 2010 and 2009, there were 8,732, 4,448 and 13,378, respectively, shares of deferred stock and 9,978, 13,341 and 14,710, respectively, shares of restricted stock granted under this arrangement, all of which are vested. We recognized expense of $0.8, $0.3 and $0.7 related to deferred stock in 2011, 2010 and 2009, respectively.

RESTRICTED STOCK

We grant restricted stock and restricted stock unit awards to certain employees and to non-employee directors who may elect to receive restricted stock rather than deferred stock as described above. Restrictions lapse over periods ranging up to six years, and in some cases upon retirement. We value restricted stock awards at the closing market value of our common stock on the date of grant.

A summary of restricted stock activity is as follows:

	Shares (000)	Wtd. Avg. Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Unvested, January 1, 2009	192	$ 55	2.7	
Granted	197	31		
Vested	(15)	34		
Forfeited	(5)	45		
Unvested, December 31, 2009	369	$ 43	1.6	
Granted	21	$ 56		
Vested	(86)	41		
Forfeited	(9)	31		
Unvested, December 31, 2010	295	$ 45	0.9	
Granted	264	$ 67		
Vested	(143)	46		
Forfeited	(7)	52		
Unvested, December 31, 2011	409	$ 59	1.8	$ 15

During 2011, 2010 and 2009, we recognized $7.0, $4.4 and $5.5, respectively, of expense related to restricted stock awards. As of December 31, 2011, there was approximately $13.4 of total unrecognized compensation cost related to unvested restricted stock, which we expect to recognize over a weighted-average period of approximately 2.6 years.

PERFORMANCE SHARE UNITS

Our 2003 Plan and our 2011 Plan allow us to grant performance share units. We grant performance share units with a performance period ranging from one to three years. Vesting of units occurs at the end of the performance period, or in some cases after a subsequent holding period, and upon retirement, except in the case of death, disability or termination of employment. The units are settled in shares of our common stock. A payout multiple is applied to the units awarded based on the performance criteria determined by the Executive Compensation and Human Resources Committee of the Board of Directors at the time of grant.

In February 2007, 2008, 2010 and 2011, we granted performance share units with a performance criteria based on Operating profit margin over the performance period of 2007–2009, 2008–2010, 2010–2011 and 2011, respectively. The 2011 performance share units vest at the end of 2012 and 2013, following a holding period. We did not grant any performance share units in 2009.

In the event the performance criteria exceeds the target performance level, an additional number of shares, up to the Outstanding Award level, may be granted. In the event the performance criteria falls below the target performance level, a reduced number of shares, as low as the Threshold Award level, may be granted. If the performance criteria falls below the threshold performance level, no shares will be granted.

The Threshold, Target and Outstanding Award levels for each outstanding grant, adjusted for forfeitures, are as follows:

	2007–2009[a]	2008–2010[b]	2010–2011	2011
Threshold Award	28,250	34,500	54,871	66,489
Target Award	113,000	138,000	109,742	132,978
Outstanding Award	197,750	241,500	219,484	265,956

(a) 118,000 performance share units were granted in 2007 at the Target Award level for the 2007–2009 performance period, of which 5,000 units were forfeited.

(b) 140,000 performance share units were granted in 2008 at the Target Award level for the 2008–2010 performance period, of which 2,000 units were forfeited.

We recognize and adjust compensation expense based on the likelihood of the performance criteria specified in the award being achieved. The compensation expense is recognized over the performance and holding periods and is recorded in Selling and administrative expenses. The Average operating profit margin for the 2007–2009 and 2008–2010 performance periods did not meet the threshold performance level, and therefore, no shares were granted. The Operating profit margin for the 2010–2011 performance period was between the target and outstanding performance levels, and therefore, shares will be granted based on 183% of the target performance level. The Operating profit margin for the 2011 performance period was also between the target and outstanding performance levels and therefore, shares will be granted based on 158% of the target performance level if the holding period is met. We have recognized total compensation expense of $11.3 and $5.3 in 2011 and 2010, respectively, and a total compensation benefit of $1.5 for 2009 related to the performance share units.

OTHER STOCK PLANS

Under the 1990 Employee Stock Purchase Plan, designated employees meeting certain service requirements may purchase shares of our common stock through payroll deductions. These shares may be purchased at their fair market value on a monthly basis. The current plan is non-compensatory according to the accounting guidance on share-based payments.

We also maintain the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of its market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period. We recognized $0.2 and $0.1 of expense for shares purchased under the plan in 2011 and 2009, respectively, and a benefit of $0.2 in 2010 due to forfeitures.

04.
Net Earnings (Loss) Per Share

The calculation of Net earnings (loss) per share — basic was as follows:

Year Ended December 31	2011	2010	2009
Net earnings (loss) available to common shareholders	$ 251.6	$ (263.6)	$ (9.2)
Weighted-average common shares outstanding (in millions)	81.6	81.0	78.3
Total	$ 3.08	$ (3.26)	$ (0.12)

The calculation of Net earnings (loss) per share — diluted was as follows:

Year Ended December 31	2011	2010	2009
Net earnings (loss) available to common shareholders	$ 251.6	$ (263.6)	$ (9.2)
Weighted-average common shares outstanding (in millions)	81.6	81.0	78.3
Effect of dilutive securities — stock options (in millions)	0.7	–	–
Effect of other share-based awards (in millions)	0.5	–	–
	82.8	81.0	78.3
Total	$ 3.04	$ (3.26)	$ (0.12)

There were 3.1 million share-based awards excluded from the calculation of Net earnings per share — diluted for the year ended December 31, 2011 as the exercise prices for these awards were greater than the average market price of the common shares during the period. Due to the net loss for the years ended December 31, 2010 and 2009, the assumed exercise of share-based awards had an antidilutive effect and therefore was not included in the calculation of Net loss per share — diluted. The number, exercise prices and weighted-average remaining life of these antidilutive awards were as follows:

	2011	2010	2009
Shares (in thousands)	3,074	6,583	6,231
Exercise price ranges	\$52–\$93	\$11–\$93	\$9–\$93
Weighted-average remaining life	6.3 years	5.8 years	6.2 years

05.
Income Taxes

The Provision for income taxes was as follows:

Year Ended December 31	2011	2010	2009
Current			
United States			
Federal	$ 24.2	$ 37.4	$ (31.8)
State	2.8	3.2	6.8
Non-U.S.	176.5	126.3	40.5
Total current	203.5	166.9	15.5
Deferred			
United States			
Federal	(2.3)	(81.1)	(3.5)
State	3.3	(2.9)	(4.6)
Non-U.S.	23.8	15.5	(21.1)
Total deferred	24.8	(68.5)	(29.2)
Total provision	$ 228.3	$ 98.4	$ (13.7)

A reconciliation between taxes computed at the U.S. Federal statutory rate of 35% and the consolidated effective tax rate was as follows:

Year Ended December 31	2011	2010	2009
Income tax based on statutory rate	$ 168.0	$ (57.8)	$ (8.0)
Increase (decrease) resulting from:			
State income taxes, net of Federal benefit	5.2	(0.6)	2.9
Non-U.S. tax rate difference[1]	40.6	38.7	3.3
Repatriation of non-U.S. earnings	11.1	(4.8)	(37.2)
Change in valuation reserve	(3.3)	11.7	10.6
Non-deductible goodwill impairment charge	–	109.1	21.4
Other, net	6.7	2.1	(4.9)
Non-deductible competition investigation in France	–	–	(1.8)
Tax provision	$ 228.3	$ 98.4	$ (13.7)

(1) Included above in the impact of the non-U.S. tax rate difference was the French business tax, which has been classified as a component of income tax beginning in January 2010, in accordance with the current accounting guidance on income taxes. Prior to January 2010, the French business tax had been presented as non-income tax and included as a component of Cost of services. The French government changed the business tax from an asset-based tax to an income-based tax, thereby requiring the classification of this tax as income tax effective January 1, 2010.

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred taxes, were as follows:

Year Ended December 31	2011	2010
Current Future Income Tax Benefits (Expense)		
Accrued payroll taxes and insurance	$ 10.7	$ 9.7
Employee compensation payable	26.8	22.3
Pension and postretirement benefits	(5.6)	(1.8)
Other	22.0	29.5
Valuation allowance	(2.9)	–
	51.0	59.7
Noncurrent Future Income Tax Benefits (Expense)		
Accrued payroll taxes and insurance	22.5	20.4
Pension and postretirement benefits	55.0	50.4
Intangible assets[1]	(126.4)	(125.7)
Net operating losses[1]	144.9	182.9
Other[1]	103.5	105.7
Valuation allowance	(116.3)	(123.2)
	83.2	110.5
Total future tax benefits	$ 134.2	$ 170.2
Current tax asset	$ 52.4	$ 59.7
Current tax liability	(1.4)	–
Noncurrent tax asset	102.7	128.1
Noncurrent tax liability	(19.5)	(17.6)
Total future tax benefits	$ 134.2	$ 170.2

(1) The 2010 amounts originally presented above for Intangible assets, Net operating losses and Other have been revised by ($91.3), ($14.4) and $105.7, respectively, to correct the prior year presentation. This change did not affect the deferred tax assets and liabilities reported in the 2010 Consolidated Balance Sheet.

The current tax liability is recorded in Accrued liabilities, the noncurrent tax asset is recorded in Other assets and the noncurrent tax liability is recorded in Other long-term liabilities in the Consolidated Balance Sheets.

in millions, except share and per share data

We have U.S. Federal and non-U.S. net operating loss carryforwards and U.S. state net operating loss carryforwards totaling $485.9 and $144.1, respectively, as of December 31, 2011. The net operating loss carryforwards expire as follows:

	U.S. Federal and Non-U.S.	U.S. State
2012	$ 0.9	$ –
2013	2.0	–
2014	8.8	–
2015	5.7	0.1
2016	6.5	0.6
Thereafter	171.5	143.4
No expirations	290.5	–
Total net operating loss carryforwards	$ 485.9	$ 144.1

We have recorded a deferred tax asset of $144.9 as of December 31, 2011, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A related valuation allowance of $106.8 has been recorded as of December 31, 2011, as management believes that realization of certain net operating loss carryforwards is unlikely.

Pretax income of non-U.S operations was $395.5, $191.1 and $3.4 in 2011, 2010 and 2009, respectively. We have not provided U.S. income taxes and non-U.S. withholding taxes on $667.8 of unremitted earnings of non-U.S. subsidiaries that are considered to be reinvested indefinitely. Deferred taxes are provided on the earnings of non-U.S. subsidiaries that will likely be remitted to the U.S. As of December 31, 2011 and 2010, we have recorded a deferred tax liability of $22.0 and $23.6, respectively, related to non-U.S. earnings that we plan to remit.

As of December 31, 2011, we have gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $27.0. We have related tax benefits of $3.6, and the net amount of $23.4 would favorably affect the effective tax rate if recognized. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

As of December 31, 2010, we had gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $26.4. We had related tax benefits of $4.3 for a net amount of $22.1. During 2010, the IRS audit of 2006 and 2007 was closed.

As of December 31, 2009, we had gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $44.4. We had related tax benefits of $13.4 for a net amount of $31.0. During 2009, we recorded tax benefits related to various statute expirations for 2003 to 2007.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We accrued net interest and penalties of $0.6 and $0.4 during 2011 and 2009, respectively. In 2010, we had a net benefit of $1.3 due to a $1.8 benefit from statute expirations.

The following table summarizes the activity related to our unrecognized tax benefits during 2011, 2010 and 2009:

	2011	2010	2009
Gross unrecognized tax benefits, beginning of year	$ 25.0	$ 41.7	$ 49.3
Increases in prior year tax positions	0.9	3.0	6.5
Decreases in prior year tax positions	(1.5)	(2.0)	(1.4)
Increases for current year tax positions	2.5	–	1.7
Expiration of statute of limitations and audit settlements	(1.9)	(17.7)	(14.4)
Gross unrecognized tax benefits, end of year	$ 25.0	$ 25.0	$ 41.7
Potential interest and penalties	2.0	1.4	2.7
Balance, end of year	$ 27.0	$ 26.4	$ 44.4

We conduct business globally in 80 countries and territories. We are routinely audited by the tax authorities of the various tax jurisdictions in which we operate. Generally, the tax years that could be subject to examination are 2008 and 2009 for our major operations in Germany, Italy, France, Japan, U.S. and United Kingdom. As of December 31, 2011, we are subject to tax audits in France, Belgium, Denmark, Austria, Italy, Spain, Norway and the United States. We believe that the resolution of these audits will not have a material impact on earnings.

06. Goodwill

Changes in the carrying value of Goodwill by reportable segment and Corporate were as follows. This presentation reflects the realignment of our segments. See Note 14 for further information.

	Americas[1]	Southern Europe[2]	Northern Europe	APME	Right Management[3]	Corporate[3],[4],[5]	Total[5]
Balance, January 1, 2010	$ 173.4	$ 21.1	$ 272.9	$ 58.9	$ 150.7	$ 282.1	$ 959.1
Goodwill acquired	290.6	13.2	–	0.2	3.8	–	307.8
Currency impact and other	1.5	(1.2)	(7.8)	5.8	0.5	–	(1.2)
Impairment charge	–	–	–	–	(94.4)	(217.2)	(311.6)
Balance, December 31, 2010	465.5	33.1	265.1	64.9	60.6	64.9	954.1
Goodwill acquired	–	26.8	–	13.0	–	–	39.8
Currency impact and other	(3.7)	(0.4)	(4.4)	(0.4)	(0.3)	–	(9.2)
Balance, December 31, 2011	$ 461.8	$ 59.5	$ 260.7	$ 77.5	$ 60.3	$ 64.9	$ 984.7

(1) Balances related to United States were $160.3, $451.7 and $448.3 as of January 1, 2010, December 31, 2010 and December 31, 2011, respectively.

(2) Balances related to France were $7.1, $15.8 and $42.1 as of January 1, 2010, December 31, 2010 and December 31, 2011, respectively. Balances related to Italy were $4.9, $4.6 and $5.4 as of January 1, 2010, December 31, 2010 and December 31, 2011, respectively.

(3) For further information on the goodwill impairment charges, see Note 1 to the Consolidated Financial Statements. The 2010 goodwill impairment charge for Right Management impacted both Corporate ($184.5) and Right Management ($94.4).

(4) The majority of the Corporate balance as of December 31, 2011 relates to goodwill attributable to our acquisition of Jefferson Wells ($55.5) which is now part of the United States reporting unit. For purposes of monitoring our total assets by segment, we do not allocate the Corporate balance to the respective reportable segments. We do, however, include these balances within the appropriate reporting units for our goodwill impairment testing. See the table below for the breakout of goodwill balances by reporting unit.

(5) Balances were net of accumulated impairment loss of $201.8 as of January 1, 2010 and $513.4 as of both December 31, 2010 and December 31, 2011. The 2010 goodwill impairment charge for Jefferson Wells impacted only Corporate ($32.7).

Goodwill balances by reporting unit were as follows:

December 31	2011	2010
United States	$ 503.8	$ 507.2
Elan	123.8	123.2
Netherlands (Vitae)	79.3	81.9
Right Management	60.3	60.6
Other reporting units	217.5	181.2
Total goodwill	$ 984.7	$ 954.1

07. Debt

Information concerning Short-term borrowings was as follows:

December 31	2011	2010
Short-term borrowings	$ 42.4	$ 28.0
Weighted-average interest rates	11.9%	7.0%

in millions, except share and per share data

We maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2011, such uncommitted credit lines totaled $399.2, of which $346.6 was unused. Due to limitations on subsidiary borrowings in our revolving credit agreement, additional subsidiary borrowings of $248.7 could be made under these facilities as of December 31, 2011.

A summary of Long-term debt was as follows:

December 31	2011	2010
Euro-denominated notes:		
€300 due June 2012	$ 388.7	$ 401.2
€200 due June 2013	258.9	267.1
Other	10.2	1.7
	657.8	670.0
Less — current maturities	391.8	0.7
Long-term debt	$ 266.0	$ 669.3

EURO NOTES

Our €300.0 aggregate principal amount 4.50% notes are due June 1, 2012 (the "€300.0 Notes"). The €300.0 Notes were issued at a price of 99.518% to yield an effective interest rate of 4.58%. The discount of €1.4 ($1.8) is being amortized to interest expense over the term of the notes. Interest is payable annually on June 1.

Our €200.0 aggregate principal amount 4.75% notes are due June 14, 2013 (the "€200.0 Notes"). The €200.0 Notes were issued at a price of 99.349% to yield an effective interest rate of 4.862%. The discount of €1.3 ($1.6) is being amortized to interest expense over the term of the €200.0 Notes. Interest is payable annually on June 14.

The €300.0 Notes and €200.0 Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the €300.0 Notes or the €200.0 Notes, in whole but not in part, at our option at any time for a redemption price as defined in each agreement. These notes also contain certain customary non-financial restrictive covenants and events of default.

The €300.0 Notes, €200.0 Notes and other euro-denominated borrowings have been designated as a hedge of our net investment in subsidiaries with a euro functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, translation gains or losses related to these borrowings are included as a component of Accumulated other comprehensive income.

REVOLVING CREDIT AGREEMENT

On October 5, 2011, we entered into a new $800.0 million Five-Year Credit Agreement (the "Agreement") with a syndicate of commercial banks. This Agreement replaces our previous $400.0 million revolving credit facility. The Agreement allows for borrowing in various currencies and up to $150.0 million may be used for the issuance of stand-by letters of credit. The Agreement terminates in October 2016. Outstanding letters of credit issued under the Agreement totaled $1.6 as of December 31, 2011. Additional borrowings of $798.4 were available to us under the Agreement as of December 31, 2011. As of December 31, 2010, we had letters of credit totaling $2.2 issued under our previous $400.0 million revolving credit agreement.

Under the Agreement, a credit ratings-based pricing grid determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit rating, the annual facility fee is 22.5 bps paid on the entire $800.0 million revolving credit facility and the credit spread is 127.5 bps on any borrowings. Any downgrades from the credit agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.2 to $0.4 annually. We had no borrowings under this credit agreement as of December 31, 2011.

The Agreement contains customary restrictive covenants pertaining to our management and operations, including limitations on the amount of subsidiary debt that we may incur and limitations on our ability to pledge assets, as well as financial covenants, including covenants requiring, among other things, that we comply with a leverage ratio (Debt-to-EBITDA) of not greater than 3.5 to 1 and a fixed charge coverage ratio of not less than 1.5 to 1. The Agreement also contains customary events of default, including, among others, payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy or involuntary proceedings, certain monetary and non-monetary judgments, change of control and customary ERISA defaults. The material terms and conditions of the Agreement are substantially similar to the material terms and conditions of the prior credit facility.

As defined in the Agreement, we had a Debt-to-EBITDA ratio of 0.80 to 1 (compared to a maximum allowable ratio of 3.5 to 1) as of December 31, 2011 and a Fixed Charge Coverage ratio of 3.13 to 1 (compared to a minimum required ratio of 1.5 to 1) as of December 31, 2011.

DEBT MATURITIES

The maturities of Long-term debt payable within each of the four years subsequent to December 31, 2012 are as follows: 2013 — $261.5, 2014 —$1.5, 2015 — $1.0 and 2016 — $2.0.

08.
Retirement And Deferred Compensation Plans

DEFINED BENEFIT PLANS

We sponsor several qualified and nonqualified pension plans covering permanent employees. The reconciliation of the changes in the plans' benefit obligations and the fair value of plan assets and the funded status of the plans were as follows:

	U.S. Plans		Non-U.S. Plans	
Year Ended December 31	2011	2010	2011	2010
Change in Benefit Obligation				
Benefit obligation, beginning of year	$ 56.2	$ 51.7	$ 244.8	$ 225.6
Service cost	–	–	9.9	8.6
Interest cost	2.8	2.8	12.7	11.7
Curtailments	–	–	(1.9)	–
Transfers	–	–	(0.5)	(0.4)
Actuarial loss	3.1	5.7	9.4	11.8
Plan participant contributions	–	–	2.4	2.1
Benefits paid	(4.6)	(4.0)	(6.6)	(4.1)
Currency exchange rate changes	–	–	(5.5)	(10.5)
Benefit obligation, end of year	$ 57.5	$ 56.2	$ 264.7	$ 244.8
Change in Plan Assets				
Fair value of plan assets, beginning of year	$ 36.4	$ 35.0	$ 226.1	$ 200.6
Actual return on plan assets	(0.4)	2.7	17.4	20.0
Curtailments	–	–	(1.1)	–
Transfers	–	–	(1.1)	–
Plan participant contributions	–	–	2.4	2.1
Company contributions	3.3	2.7	18.3	16.6
Benefits paid	(4.6)	(4.0)	(6.6)	(4.1)
Currency exchange rate changes	–	–	(5.0)	(9.1)
Fair value of plan assets, end of year	$ 34.7	$ 36.4	$ 250.4	$ 226.1
Funded Status at End of Year				
Funded status, end of year	$ (22.8)	$ (19.8)	$ (14.3)	$ (18.7)
Amounts Recognized				
Noncurrent assets	$ 12.2	$ 14.3	$ 29.0	$ 23.7
Current liabilities	(2.8)	(2.6)	(0.2)	(0.4)
Noncurrent liabilities	(32.2)	(31.5)	(43.1)	(42.0)
Net amount recognized	$ (22.8)	$ (19.8)	$ (14.3)	$ (18.7)

Amounts recognized in Accumulated other comprehensive income, net of tax, consist of:

	U.S. Plans		Non-U.S. Plans	
December 31	2011	2010	2011	2010
Net loss	$ 12.8	$ 9.3	$ 7.0	$ 2.4
Prior service cost	0.2	0.2	6.5	7.2
Total	$ 13.0	$ 9.5	$ 13.5	$ 9.6

in millions, except share and per share data

The accumulated benefit obligation for our plans that have plan assets was $233.2 and $214.9 as of December 31, 2011 and 2010, respectively. The accumulated benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2011	2010
Accumulated benefit obligation	$ 6.3	$ 5.8
Plan assets	6.2	5.7

The projected benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2011	2010
Projected benefit obligation	$ 41.7	$ 173.7
Plan assets	35.8	163.8

In 2011, our largest plan saw an improvement in its funded status and its projected benefit obligation no longer exceeds its plan assets as of December 31, 2011. As a result, this significant plan was included in the amounts disclosed above for 2010 but not for 2011.

By their nature, certain of our plans do not have plan assets. The accumulated benefit obligation for these plans was $61.3 and $57.1 as of December 31, 2011 and 2010, respectively.

The components of the net periodic benefit cost and other amounts recognized in Other comprehensive loss (income) for all plans were as follows:

Year Ended December 31	2011	2010	2009
Service cost	$ 9.9	$ 8.6	$ 11.1
Interest cost	15.5	14.5	14.1
Expected return on assets	(15.2)	(13.4)	(12.6)
Curtailment and settlement	(1.0)	–	(4.3)
Net gain	(0.2)	(1.2)	(2.1)
Prior service cost	0.7	0.7	0.5
Net periodic benefit cost	9.7	9.2	6.7
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss (Income)			
Net loss (gain)	11.6	8.5	(9.0)
Amortization of net gain	0.2	1.2	3.0
Amortization of prior service cost	(0.7)	(0.7)	(0.8)
Total recognized in other comprehensive loss (income)	11.1	9.0	(6.8)
Total recognized in net periodic benefit cost and other comprehensive loss (income)	$ 20.8	$ 18.2	$ (0.1)

Effective July 1, 2011, we completed a voluntary transition of our Norwegian employees from defined pension plans to defined contribution plans, resulting in a curtailment and settlement gain of $1.0. Effective January 1, 2009, we terminated our defined benefit plan in Japan and replaced it with a defined contribution plan, resulting in a curtailment and settlement gain of $4.3.

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from Accumulated other comprehensive income into net periodic benefit cost during 2012 are $1.0 and $0.7, respectively.

The weighted-average assumptions used in the measurement of the benefit obligation were as follows:

	U.S. Plans		Non-U.S. Plans	
Year Ended December 31	2011	2010	2011	2010
Discount rate	4.6%	5.1%	4.7%	5.1%
Rate of compensation increase	3.0%	4.0%	4.0%	4.3%

The weighted-average assumptions used in the measurement of the net periodic benefit cost were as follows:

	U.S. Plans			Non-U.S. Plans		
Year Ended December 31	2011	2010	2009	2011	2010	2009
Discount rate	5.1%	5.7%	6.4%	5.1%	5.5%	5.7%
Expected long-term return on plan assets	7.0%	7.3%	7.3%	5.3%	5.5%	5.7%
Rate of compensation increase	4.0%	4.0%	4.0%	4.3%	4.5%	4.2%

We determine our assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the end of each fiscal year. Our overall expected long-term rate of return on U.S. plan assets is 7.0%.

Our overall expected long-term rate of return on our non-U.S. plans varies by country and ranges from 3.5% to 6.1%. For a majority of our plans, a building block approach has been employed to establish this return. Historical markets are studied and long-term historical relationships between equity securities and fixed income instruments are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established with proper consideration of diversification and rebalancing. We also use guaranteed insurance contracts for four of our foreign plans. Peer data and historical returns are reviewed to check for reasonableness and appropriateness of our expected rate of return.

Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience and the future expectations for each respective country.

Our plans' investment policies are to optimize the long-term return on plan assets at an acceptable level of risk and to maintain careful control of the risk level within each asset class. Our long-term objective is to minimize plan expenses and contributions by outperforming plan liabilities. We have historically used a balanced portfolio strategy based primarily on a target allocation of equity securities and fixed-income instruments, which vary by location. These target allocations, which are similar to the 2011 allocations, are determined based on the favorable risk tolerance characteristics of the plan and, at times, may be adjusted within a specified range to advance our overall objective.

The fair value of our pension plan assets are primarily determined by using market quotes and other relevant information that is generated by market transactions involving identical or comparable assets. The fair value of our pension plan assets by asset category was as follows:

	U.S. Plans				Non-U.S. Plans			
		Fair Value Measurements Using				Fair Value Measurements Using		
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category								
Cash and cash equivalents[1]	$ 1.8	$ 1.8	$ –	$ –	$ 1.5	$ 1.5	$ –	$ –
Equity securities:								
U.S. companies	15.4	15.4	–	–	–	–	–	–
International companies	–	–	–	–	57.9	57.9	–	–
Fixed income securities:								
Government bonds[2]	17.5	–	17.5	–	–	–	–	–
Corporate bonds	–	–	–	–	59.4	–	59.4	–
Guaranteed insurance contracts	–	–	–	–	38.4	–	38.4	–
Other types of investments:								
Unitized funds[3]	–	–	–	–	87.9	87.9	–	–
Real estate funds	–	–	–	–	5.3	–	5.3	–
	$ 34.7	$ 17.2	$ 17.5	$ –	$ 250.4	$ 147.3	$ 103.1	$ –

(1) This category includes a prime obligations money market portfolio.

(2) This category includes U.S. Treasury/Federal agency securities and foreign government securities.

(3) This category includes investments in approximately 80% fixed income securities, 10% equity and 10% cash and cash equivalents.

in millions, except share and per share data

	U.S. Plans				Non-U.S. Plans			
		Fair Value Measurements Using				Fair Value Measurements Using		
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category								
Cash and cash equivalents(1)	$ 2.5	$ 2.5	$ –	$ –	$ 4.2	$ 4.2	$ –	$ –
Equity securities:								
U.S. companies	15.9	15.9	–	–	2.7	2.2	–	0.5
International companies	–	–	–	–	61.0	61.0	–	–
Fixed income securities:								
Government bonds(2)	18.0	–	18.0	–	13.1	–	13.1	–
Corporate bonds	–	–	–	–	49.9	–	49.9	–
Guaranteed insurance contracts	–	–	–	–	8.8	–	8.8	–
Other types of investments:								
Unitized funds(3)	–	–	–	–	75.7	75.7	–	–
Equity hedge funds	–	–	–	–	0.9	–	0.9	–
Real estate funds	–	–	–	–	9.8	–	4.8	5.0
	$ 36.4	$ 18.4	$ 18.0	$ –	$ 226.1	$ 143.1	$ 77.5	$ 5.5

(1) This category includes a prime obligations money market portfolio.

(2) This category includes U.S. Treasury/Federal agency securities and foreign government securities.

(3) This category includes investments in approximately 80% fixed income securities and 20% equity.

RETIREE HEALTH CARE PLAN

We provide medical and dental benefits to certain eligible retired employees in the U.S. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan's benefit obligation and the statement of the funded status of the plan were as follows:

Year Ended December 31	2011	2010
Change in Benefit Obligation		
Benefit obligation, beginning of year	$ 25.5	$ 24.6
Service cost	0.1	0.1
Interest cost	1.3	1.4
Actuarial loss	3.3	1.1
Benefits paid	(1.9)	(1.9)
Plan participant contributions	0.1	–
Retiree drug subsidy reimbursement	0.1	0.2
Benefit obligation, end of year	$ 28.5	$ 25.5
Funded Status at End of Year		
Funded status, end of year	$ (28.5)	$ (25.5)
Amounts Recognized		
Current liabilities	$ (1.6)	$ (1.6)
Noncurrent liabilities	(26.9)	(23.9)
Net amount recognized	$ (28.5)	$ (25.5)

The amount recognized in Accumulated other comprehensive income, net of tax, consisted of a net loss of $0.7 in 2011 and a net gain of $1.5 in 2010.

The discount rate used in the measurement of the benefit obligation was 4.8% and 5.1% in 2011 and 2010, respectively. The discount rate used in the measurement of net periodic benefit cost was 5.3%, 5.7% and 6.4% in 2011, 2010 and 2009, respectively. The components of net periodic benefit cost for this plan were as follows:

Year Ended December 31	2011	2010	2009
Net Periodic Benefit Cost			
Service cost	$ 0.1	$ 0.1	$ 0.1
Interest cost	1.3	1.4	1.4
Net gain	–	(0.1)	(0.7)
Net periodic benefit cost	1.4	1.4	0.8
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss			
Net loss	3.3	1.1	1.8
Amortization of net gain	–	0.1	0.7
Total recognized in other comprehensive loss	3.3	1.2	2.5
Total recognized in net periodic benefit cost and other comprehensive loss	$ 4.7	$ 2.6	$ 3.3

For the retiree health care plan, no amount is estimated to be amortized from Accumulated other comprehensive loss into net periodic benefit cost during 2012.

The health care cost trend rate was assumed to remain flat at 7.5% through 2013, then grading to an ultimate rate of 5.0% in 2020. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 0.2	$ (0.2)
Effect on benefit obligation	3.7	(3.2)

FUTURE CONTRIBUTIONS AND PAYMENTS

During 2012, we plan to contribute $20.0 to our pension plans and to fund our retiree health care payments as incurred. Projected benefit payments from the plans as of December 31, 2011 were estimated as follows:

Year	Pension Plans	Retiree Health Care Plan
2012	$ 10.2	$ 1.4
2013	10.6	1.5
2014	11.3	1.5
2015	11.9	1.5
2016	12.6	1.6
2017–2021	76.8	8.2
Total projected benefit payments	$ 133.4	$ 15.7

DEFINED CONTRIBUTION PLANS

We have defined contribution plans covering substantially all permanent U.S. employees and various other employees throughout the world. Employees may elect to contribute a portion of their salary to the plans and we match a portion of their contributions up to a maximum percentage of the employee's salary. In addition, profit sharing contributions are made if a targeted earnings level is reached. The total expense for our match and any profit sharing contributions was $24.6, $23.7 and $22.7 for the years ended December 31, 2011, 2010 and 2009, respectively. One of our U.S. deferred compensation plans had an asset and liability of $41.3 and $35.6 as of December 31, 2011 and 2010, respectively.

in millions, except share and per share data

09.
Accumulated Other Comprehensive Income

The components of Accumulated other comprehensive income, net of tax, were as follows:

December 31	2011	2010	2009
Foreign currency translation	$ 54.3	$ 96.6	$ 111.0
Unrealized gain on investments	8.2	8.0	6.6
Defined benefit pension plans (Note 8)	(26.5)	(19.1)	(13.2)
Retiree health care plan (Note 8)	(0.7)	1.5	2.5
Accumulated other comprehensive income	$ 35.3	$ 87.0	$ 106.9

10.
Leases

We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with any remaining terms consist of the following as of December 31, 2011:

Year	
2012	$ 201.3
2013	147.7
2014	110.4
2015	82.7
2016	60.7
Thereafter	141.5
Total minimum lease payments	$ 744.3

Rental expense for all operating leases was $254.3, $248.8 and $250.8 for the years ended December 31, 2011, 2010 and 2009, respectively.

11.
Interest and Other Expenses

Interest and other expenses consisted of the following:

Year Ended December 31	2011	2010	2009
Interest expense	$ 42.8	$ 43.7	$ 61.7
Interest income	(7.3)	(6.2)	(11.7)
Foreign exchange losses	2.8	3.3	0.8
Miscellaneous expenses, net	6.0	2.4	3.5
Loss from sale of an equity investment	–	–	10.3
Interest and other expenses	$ 44.3	$ 43.2	$ 64.6

Included in interest expense for the year ended December 31, 2009 is $7.5, which was recorded as a result of our repayment of the borrowings outstanding under the previous Agreement and our termination of the interest rate swap agreements. Loss from sale of an equity investment in 2009 resulted as we sold an equity investment in Japan for cash proceeds of $13.3 in September 2009.

12.
Derivative Financial Instruments

We are exposed to various risks relating to our ongoing business operations. The primary risks, which are managed through the use of derivative instruments, are foreign currency exchange rate risk and interest rate risk. In certain circumstances, we enter into foreign currency forward exchange contracts ("forward contracts") to reduce the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies. Our exposure to market risk for changes in interest rates relates primarily to our Long-term debt obligations. We manage interest rate risk through the use of a combination of fixed and variable rate borrowings. In the past, we have also used interest rate swap agreements, however, we haven't had any such agreements in 2011 or 2010. In accordance with the current accounting guidance for derivative instruments and hedging activities, we record all of our derivative instruments as either an asset or liability measured at their fair values.

FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT

The €300.0 ($388.7) Notes and the €200.0 ($258.9) Notes were designated as economic hedges of our net investment in our foreign subsidiaries with a euro functional currency as of December 31, 2011.

For derivatives designated as an economic hedge of the foreign currency exposure of a net investment in a foreign subsidiary, the gain or loss associated with foreign currency translation is recorded as a component of Accumulated other comprehensive income, net of taxes. As of December 31, 2011, we had a $43.2 unrealized loss included in Accumulated other comprehensive income, net of taxes, as the net investment hedge was deemed effective.

Our forward contracts are not designated as hedges. Consequently, any gain or loss resulting from the change in fair value is recognized in the current period earnings. These gains or losses are offset by the exposure related to receivables and payables with our foreign subsidiaries and to interest due on our euro-denominated notes, which is paid annually in June. We recorded a loss of $0.1 associated with our forward contracts in Interest and other expenses for the year ended December 31, 2011, in addition to the losses recorded for the items noted above.

The fair value measurements of these items recorded in our Consolidated Balance Sheets as of December 31, 2011 and 2010 are disclosed in Note 1 to the Consolidated Financial Statements.

13.
Contingencies

LITIGATION

In the normal course of business, the Company is named as defendant in various legal proceedings in which claims are asserted against the Company. We record reserves for loss contingencies based on the circumstances of each claim, when it is probable that a loss has been incurred as of the balance sheet date and can be reasonably estimated. Although the outcome of litigation cannot be predicted with certainty, we believe the ultimate resolution of these legal proceedings will not have a material adverse effect on our business or financial condition.

In February 2009, the French Competition Council rendered its decision and levied a fine of €42.0 ($55.9) related to the competition investigation that began in November 2004, conducted by France's Direction Generale de la concurrence, de la Consommation et de la Repression des Fraudes ("DGCCRF"), a body of the French Finance Minister that investigates frauds and competition violations. We had accrued for this fine as of December 31, 2008, paid this fine in April 2009 and appealed the Competition Council's decision. In January 2010, we received notification that our appeal was denied and in March 2010, we again appealed the Competition Council's decision to the Cour de Cassation. In March 2011, the Cour de Cassation, France's highest court of appeal, confirmed the decision.

GUARANTEES

We have entered into certain guarantee contracts and stand-by letters of credit that total $174.0 ($135.4 for guarantees and $38.6 for stand-by letters of credit) as of December 31, 2011. The guarantees primarily relate to operating leases and indebtedness. The stand-by letters of credit relate to insurance requirements and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements.

14. Segment Data

Effective January 1, 2011, we created a new organizational structure in Europe in order to elevate our service quality throughout Europe, the Middle East and Africa. Other Southern Europe and Northern Europe, previously reported in Other EMEA, are now separate reportable segments. France, Italy and Other Southern Europe are aggregated into our Southern Europe reportable segment. All previously reported results have been restated to conform to the current year presentation. Additionally, we changed the name of our Asia Pacific reportable segment to Asia Pacific Middle East ("APME"); the results of this reportable segment have not been restated as only the name has changed.

We are organized and managed primarily on a geographic basis, with the exception of Right Management, which is operated as a separate global business unit. Each country and business unit primarily has its own distinct operations, is managed locally by its own management team and maintains its own financial reports. Each operation reports directly or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: Americas, which includes United States and Other Americas; Southern Europe, which includes France, Italy and Other Southern Europe; Northern Europe; APME; and Right Management.

The Americas, Southern Europe, Northern Europe and APME segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other workforce solutions and services, including recruitment and assessment, training and development, and ManpowerGroup Solutions. ManpowerGroup Solutions includes Talent Based Outsourcing (TBO), Managed Services Provider (MSP), Recruitment Process Outsourcing (RPO), Borderless Talent Solutions (BTS) and Strategic Workforce Consulting (SWC). The Right Management segment revenues are derived from career management and workforce consulting services. Segment revenues represent sales to external clients. Due to the nature of our business, we generally do not have export sales. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on Operating unit profit, which is equal to segment revenues less direct costs and branch and national headquarters operating costs. This profit measure does not include goodwill and intangible asset impairment charges or amortization of Intangible assets related to acquisitions, interest and other income and expense amounts or income taxes.

Total assets for the segments are reported after the elimination of investments in subsidiaries and intercompany accounts.

Year Ended December 31	2011	2010	2009
Revenues from Services[a]			
Americas:			
United States[b]	$ 3,137.3	$ 2,783.4	$ 1,786.0
Other Americas	1,512.1	1,265.5	967.3
	4,649.4	4,048.9	2,753.3
Southern Europe:			
France	6,179.1	5,208.6	4,675.5
Italy	1,255.8	1,044.2	950.8
Other Southern Europe	776.9	698.9	590.9
	8,211.8	6,951.7	6,217.2
Northern Europe	6,159.4	5,344.1	4,780.8
APME	2,661.7	2,147.2	1,728.0
Right Management	323.7	374.6	559.4
	$ 22,006.0	$ 18,866.5	$ 16,038.7
Operating Unit Profit (Loss)			
Americas:			
United States	$ 94.1	$ 42.8	$ (41.4)
Other Americas	47.8	36.5	20.1
	141.9	79.3	(21.3)
Southern Europe:			
France	85.2	47.1	20.8
Italy	74.1	47.5	27.9
Other Southern Europe	10.8	7.2	(6.1)
	170.1	101.8	42.6
Northern Europe	212.6	150.2	40.8
APME	78.8	47.2	26.5
Right Management	(1.4)	3.5	113.4
	602.0	382.0	202.0
Corporate expenses	(123.1)	(101.2)	(77.4)
Goodwill and intangible asset impairment charges	–	(428.8)	(61.0)
Intangible asset amortization expense[c]	(38.9)	(39.3)	(21.9)
Reclassification of French business tax[d]	84.2	65.3	–
Interest and other expenses	(44.3)	(43.2)	(64.6)
Earnings (loss) before income taxes	$ 479.9	$ (165.2)	$ (22.9)

(a) Further breakdown of Revenues from services by geographical region is as follows:

Revenues from Services	2011	2010	2009
United States	$ 3,254.6	$ 2,940.1	$ 2,059.4
France	6,201.9	5,240.7	4,710.3
Italy	1,277.1	1,065.0	967.8
United Kingdom	1,880.4	1,822.2	1,738.0
Total Foreign	18,751.4	15,926.4	13,979.3

(b) The U.S. revenues above represent revenues from our company-owned branches and franchise fees received from our franchise operations, which are discussed further on the financial highlights page.

(c) Intangible asset amortization related to acquisitions was excluded from operating costs within the reportable segments and corporate expenses, and shown separately.

(d) The French business tax, as disclosed in Note 5 to the Consolidated Financial Statements, is reported in Provision for income taxes rather than in Cost of services, in accordance with the current accounting guidance on income taxes. However, we view this tax as operational in nature. Accordingly, the financial information reviewed internally continues to include the French business tax within the Operating unit profit of our France reportable segment. Therefore, we have shown the amount of the French business tax above to reconcile to our Earnings (loss) before income taxes.

in millions, except share and per share data

Year Ended December 31	2011	2010	2009
Depreciation and Amortization Expense			
Americas:			
United States	$ 13.5	$ 15.4	$ 12.6
Other Americas	4.0	3.7	3.7
	17.5	19.1	16.3
Southern Europe:			
France	12.4	12.6	15.3
Italy	3.3	3.8	4.4
Other Southern Europe	2.7	2.9	3.4
	18.4	19.3	23.1
Northern Europe	17.0	18.3	21.2
APME	5.1	4.6	5.6
Right Management	5.9	7.3	9.1
Corporate	1.6	2.2	–
Amortization of intangible assets[(a)]	38.9	39.3	21.9
	$ 104.4	$ 110.1	$ 97.2
Earnings from Equity Investments			
Americas:			
United States	$ –	$ –	$ –
Other Americas	–	–	–
	–	–	–
Southern Europe:			
France	(0.4)	(0.6)	(0.9)
Italy	–	–	–
Other Southern Europe	–	–	–
	(0.4)	(0.6)	(0.9)
Northern Europe	4.3	5.2	3.3
APME	–	–	0.6
Right Management	–	–	–
	$ 3.9	$ 4.6	$ 3.0

(a) Intangible asset amortization related to acquisitions was excluded from operating costs within the reportable segments and corporate expenses, and shown separately.

Year Ended December 31	2011	2010	2009
Total Assets			
Americas:			
United States	$ 1,429.9	$ 1,361.4	$ 630.7
Other Americas	291.8	257.6	218.9
	1,721.7	1,619.0	849.6
Southern Europe:			
France	1,822.7	1,826.0	2,220.1
Italy	301.3	271.3	239.7
Other Southern Europe	170.3	170.6	162.7
	2,294.3	2,267.9	2,622.5
Northern Europe	1,714.3	1,682.2	1,398.0
APME	472.4	395.1	314.4
Right Management	75.7	86.1	228.7
Corporate[a]	621.3	679.4	800.6
	$ 6,899.7	$ 6,729.7	$ 6,213.8
Equity Investments			
Americas:			
United States	$ –	$ –	$ –
Other Americas	–	–	–
	–	–	–
Southern Europe:			
France	0.1	0.4	1.1
Italy	–	–	–
Other Southern Europe	–	–	–
	0.1	0.4	1.1
Northern Europe	75.0	70.5	64.0
APME	0.8	0.7	0.4
Right Management	–	–	–
	$ 75.9	$ 71.6	$ 65.5

(a) Corporate assets include assets that were not used in the operations of any segment, the most significant of which were purchased intangibles and cash.

in millions, except share and per share data

Year Ended December 31	2011	2010	2009
Long-Lived Assets[a]			
Americas:			
United States	$ 35.5	$ 39.7	$ 37.3
Other Americas	10.5	9.7	9.1
	46.0	49.4	46.4
Southern Europe:			
France	46.0	43.2	42.1
Italy	7.9	7.7	8.6
Other Southern Europe	8.5	8.9	10.4
	62.4	59.8	61.1
Northern Europe	43.3	45.3	52.2
APME	23.3	17.8	13.9
Right Management	11.4	15.9	21.4
Corporate	2.5	4.0	6.0
	$ 188.9	$ 192.2	$ 201.0
Additions to Long-Lived Assets			
Americas:			
United States	$ 10.0	$ 6.4	$ 3.5
Other Americas	5.5	3.7	2.2
	15.5	10.1	5.7
Southern Europe:			
France	16.4	18.8	5.7
Italy	3.7	3.6	1.6
Other Southern Europe	3.1	2.0	1.8
	23.2	24.4	9.1
Northern Europe	18.4	13.7	10.8
APME	5.5	7.2	2.2
Right Management	2.3	2.9	6.3
Corporate	–	0.2	1.0
	$ 64.9	$ 58.5	$ 35.1

(a) Further breakdown of Long-lived assets by geographical region was as follows:

Long-Lived Assets	2011	2010	2009
United States	$ 41.1	$ 48.2	$ 50.8
France	48.1	45.8	45.1
Italy	8.1	8.1	9.3
United Kingdom	12.9	15.3	16.7
Total Foreign	147.8	144.0	150.2

15.
Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2011					
Revenues from services	$ 5,072.4	$ 5,667.3	$ 5,782.3	$ 5,484.0	$ 22,006.0
Gross profit	857.6	962.2	951.3	935.2	3,706.3
Operating profit[(a)]	85.6	150.8	158.0	129.8	524.2
Net earnings	35.7	72.7	79.6	63.6	251.6
Net earnings per share — basic	$ 0.44	$ 0.89	$ 0.97	$ 0.79	$ 3.08
Net earnings per share — diluted[(b)]	0.43	0.87	0.97	0.78	3.04
Dividends per share	–	0.40	–	0.40	0.80
Market price:					
High	$ 68.67	$ 68.14	$ 58.62	$ 45.92	
Low	58.60	52.37	32.32	32.63	
Year Ended December 31, 2010					
Revenues from services	$ 4,099.3	$ 4,585.6	$ 4,972.0	$ 5,209.6	$ 18,866.5
Gross profit	701.5	797.0	841.2	905.7	3,245.4
Operating profit (loss)[(c)]	32.6	79.1	108.9	(342.6)	(122.0)
Net earnings (loss)	2.8	32.7	51.3	(350.4)	(263.6)
Net earnings (loss) per share — basic	$ 0.04	$ 0.40	$ 0.63	$ (4.29)	$ (3.26)
Net earnings (loss) per share — diluted[(d)]	0.04	0.40	0.62	(4.29)	(3.26)
Dividends per share	–	0.37	–	0.37	0.74
Market price:					
High	$ 59.92	$ 62.18	$ 52.20	$ 65.14	
Low	50.63	40.58	42.50	50.39	

(a) Included reorganization charges of $0.2, $1.4, $0.5 and $21.0 recorded in the first, second, third and fourth quarters, respectively.

(b) Included in the results are reorganization costs of ($0.02) per diluted share in the second quarter and ($0.20) per diluted share in the fourth quarter.

(c) Included a $428.8 impairment charge recorded in the fourth quarter, and reorganization charges of $1.3, $1.2, $5.6 and $28.0 recorded in the first, second, third and fourth quarters, respectively.

(d) The fourth quarter includes ($4.70) per share related to the impairment charge, Also included in the results are reorganization costs of ($0.01) per diluted share in the first and second quarters, ($0.05) per diluted share in the third quarter and ($0.23) per diluted share in the fourth quarter.

****

SELECTED FINANCIAL DATA

in millions, except per share data

As Of And For The Year Ended December 31	2011	2010	2009	2008	2007
Operations Data					
Revenues from services	$ 22,006.0	$ 18,866.5	$ 16,038.7	$ 21,537.1	$ 20,486.1
Gross profit	3,706.3	3,245.4	2,818.2	4,086.9	3,834.4
Operating profit (loss)	524.2	(122.0)	41.7	493.5	811.2
Net earnings (loss)	251.6	(263.6)	(9.2)	205.5	473.7
Per Share Data					
Net earnings (loss) — basic	$ 3.08	$ (3.26)	$ (0.12)	$ 2.61	$ 5.70
Net earnings (loss) — diluted	3.04	(3.26)	(0.12)	2.58	5.60
Dividends	0.80	0.74	0.74	0.74	0.69
Balance Sheet Data					
Total assets	$ 6,899.7	$ 6,729.7	$ 6,213.8	$ 6,622.2	$ 7,226.9
Long-term debt	266.0	669.3	715.6	837.3	874.8

Performance Graph

Set forth below is a graph for the periods ending December 31, 2006–2011 comparing the cumulative total shareholder return on our common stock with the cumulative total return of companies in the Standard & Poor's 400 Midcap Stock Index and the Standard & Poor's Supercomposite Human Resources and Employment Services Index. We are included in the Standard & Poor's Supercomposite Human Resources and Employment Services Index and we estimate that we constituted approximately 21% of the total market capitalization of the companies included in the index. The graph assumes a $100 investment on December 31, 2006 in our common stock, the Standard & Poor's 400 Midcap Stock Index and the Standard & Poor's Supercomposite Human Resources and Employment Services Index and assumes the reinvestment of all dividends.



$120
$100
$80
$60
$40
2006
2007
2008
2009
2010
2011
MANPOWERGROUP
S&P 400 MIDCAP STOCK INDEX
S&P SUPERCOMPOSITE HUMAN RESOURCES AND EMPLOYMENT SERVICES INDEX

December 31	2011	2010	2009	2008	2007	2006
ManpowerGroup	$ 48	$ 84	$ 73	$ 45	$ 76	$ 100
S&P 400 Midcap Stock Index	109	113	90	67	107	100
S&P Supercomposite Human Resources and Employment Services Index	89	106	93	68	76	100

CERTIFICATIONS

ManpowerGroup has filed the Chief Executive Officer/Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K. In 2011, Jeffrey A. Joerres, ManpowerGroup's Chief Executive Officer, submitted a certification to the New York Stock Exchange in accordance with Section 303A.12 of the NYSE Listed Company Manual stating that, as of the date of the certification, he was not aware of any violation by ManpowerGroup of the NYSE's corporate governance listing standards.

PRINCIPAL OPERATING UNITS



Argentina, Australia, Austria, Bahrain, Belarus, Belgium, Bolivia, Brazil, Bulgaria, Canada, Chile, China, Colombia, Costa Rica, Croatia, Czech Republic, Denmark, Dominican Republic, Ecuador, El Salvador, Estonia, Finland, France, Germany, Greece, Guadeloupe, Guatemala, Honduras, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Kazakhstan, Korea, Latvia, Lithuania, Luxembourg, Macau, Malaysia, Martinique, Mexico, Monaco, Morocco, Netherlands, New Caledonia, New Zealand, Nicaragua, Norway, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Reunion, Romania, Russia, Serbia, Singapore, Slovakia, Slovenia, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Tunisia, Turkey, Ukraine, United Arab Emirates, United Kingdom, United States, Uruguay, Venezuela and Vietnam

ManpowerGroup™ Manpower® Experis™ ManpowerGroup Right Management® ManpowerGroup ManpowerGroup™ Solutions

ManpowerGroup (NYSE: MAN), the world leader in innovative workforce solutions, creates and delivers high-impact solutions that enable our clients to achieve their business goals and enhance their competitiveness. With over 60 years of experience, our $22 billion company creates unique time to value through a comprehensive suite of innovative solutions that help clients win in the Human Age. These solutions cover an entire range of talent-driven needs from recruitment and assessment, training and development, and career management, to outsourcing and workforce consulting. ManpowerGroup maintains the world's largest and industry-leading network of nearly 3,800 offices in 80 countries and territories, generating a dynamic mix of an unmatched global footprint with valuable insight and local expertise to meet the needs of its 400,000 clients per year, across all industry sectors, small and medium-sized enterprises, local, multinational and global companies. By connecting our deep understanding of human potential to the ambitions of clients, ManpowerGroup helps the organizations and individuals we serve achieve more than they imagined — because their success leads to our success. And by creating these powerful connections, we create power that drives organizations forward, accelerates personal success and builds more sustainable communities. We help power the world of work. The ManpowerGroup suite of solutions is offered through ManpowerGroup Solutions, Manpower®, Experis™ and Right Management®. Learn more about how ManpowerGroup can help you win in the Human Age at www.manpowergroup.com. Enter the Human Age at: www.manpowergroup.com/humanage.

CORPORATE INFORMATION

Directors

JEFFREY A. JOERRES
Chairman, CEO and President
ManpowerGroup

MARC J. BOLLAND[2]
Chief Executive
Marks and Spencer Group

GINA BOSWELL[1,3]
Executive Vice President —
Personal Care, North America
Unilever

CARI DOMINGUEZ[2]
Former Chair of the Equal Employment
Opportunity Commission

WILLIAM DOWNE[2]
President and CEO
BMO Financial Group

JACK M. GREENBERG[2*,3]
Non-Executive Chairman
Western Union Company and Innerworkings, Inc.
Retired Chairman and CEO
McDonald's Corporation

PATRICIA HEMINGWAY HALL[1]
President and CEO
Health Care Service Corporation

TERRY A. HUENEKE[1]
Retired Executive Vice President
ManpowerGroup

ROBERTO MENDOZA[1]
Senior Managing Director
Atlas Advisors

ULICE PAYNE JR.[1,3]
President and CEO
Addison-Clifton, LLC

ELIZABETH P. SARTAIN[2]
Founder of Libby Sartain LLC
Former CHRO Yahoo! Inc. and Southwest Airlines

JOHN R. WALTER[2,3*]
Retired President and COO
AT&T Corp.
Former Chairman, President and CEO
R.R. Donnelley & Sons

EDWARD J. ZORE[1*,3]
Retired President and CEO
Northwestern Mutual

Management

JEFFREY A. JOERRES
Chairman, CEO and President

MICHAEL J. VAN HANDEL
Executive Vice President
Chief Financial Officer

DARRYL GREEN
Executive Vice President
President — Asia Pacific and Middle East

FRANÇOISE GRI
Executive Vice President
President — Southern Europe

HANS LEENTJES
Executive Vice President
President — Northern Europe

JONAS PRISING
Executive Vice President
President — The Americas

OWEN SULLIVAN
Executive Vice President
President — Speciality Brands

MARA SWAN
Executive Vice President
Global Strategy and Talent

DAVID ARKLESS
Senior Vice President President —
Corporate and Government Affairs

DENIS EDWARDS
Senior Vice President
Chief Information Officer

KENNETH HUNT
Senior Vice President
General Counsel and Secretary

TAMMY JOHNS
Senior Vice President
Innovation and Workforce Solutions

BOARD COMMITTEES
1 Audit Committee
2 Executive Compensation and Human Resources Committee
3 Nominating and Governance Committee
*** Denotes Committee Chair**

WORLD HEADQUARTERS
P.O. Box 2053
100 Manpower Place
Milwaukee, WI 53212 USA
+1.414.961.1000
www.manpowergroup.com

TRANSFER AGENT AND REGISTRAR
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Shareowners Toll Free: (800) 874-1547
Foreign Shareowners: (201) 680-6578
Web Site: www.bnymellon.com/shareowner/isd

STOCK EXCHANGE LISTING
NYSE Symbol: MAN

FORM 10-K
A copy of Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2011 is available without charge after March 16, 2012 and can be obtained online at: www.manpowergroup.com/investors or by writing to:

Kenneth Hunt
ManpowerGroup
100 Manpower Place
Milwaukee, WI 53212
USA

2011 POWER AWARD RECIPIENTS



Congratulations to ManpowerGroup Japan! Following the 11 March earthquake, our colleagues in Japan did all the right things: shifting swiftly, yet judiciously, into disaster recovery mode and executing plans to find every last associate, handle families with care, and manage clients' needs in the most effective way. ManpowerGroup Japan's efforts were so efficient, impactful and most of all — human — that they not only set the standard by which our industry would respond to the disaster, but they also exceeded their 2011 financial performance goals. The leadership that our ManpowerGroup Japan colleagues demonstrated in not only what they did in terms of performance, but how they did it exemplifies the ManpowerGroup Experience. We honored the ManpowerGroup Japan leadership team with the 2011 ManpowerGroup Power Award, which Chairman and CEO Jeff Joerres presented to them in person in early January.


Experis

SHAREHOLDERS
As of February 22, 2012, ManpowerGroup common stock was held by approximately 4,300 record holders.

ANNUAL MEETING OF SHAREHOLDERS
May 2, 2012 at 10 a.m.
ManpowerGroup World Headquarters
100 Manpower Place
Milwaukee, WI 53212
USA

INVESTOR RELATIONS WEBSITE
The most current corporate and investor information can be found on the ManpowerGroup corporate Web site at www.manpowergroup.com. Interested individuals may also choose to receive ManpowerGroup press releases and other information via e-mail by subscribing to our E-mail Alert service at www.manpowergroup.com/investors.

GOVERNANCE
As of January 31, 2012, ISS Corporate Services, (an MSCI Brand) gave ManpowerGroup the following Governance Risk Indicator (GRId) Scores: Audit, Medium Concern; Board Structure, Low Concern; Compensation, Low Concern; and Shareholder Rights, Medium Concern. ISS Corporate Services is a respected authority on proxy voting and corporate governance.

Governance Metrics International (GMI), an independent corporate governance rating agency, rated ManpowerGroup an 8.0 on a scale of 1 to 10 with 10 being the highest ranking, on December 15, 2011.

ManpowerGroup's governance structure is designed to ensure transparency in our operations and adherence to the regulations set forth by the U.S. Securities and Exchange Commission (SEC). Information on ManpowerGroup's governance structure and policies can be found at www.manpowergroup.com in the section titled "About ManpowerGroup."

SOCIAL RESPONSIBILITY
ManpowerGroup's business is, in itself, socially responsible because everything we do is geared toward connecting people with jobs, which enables individuals to support themselves and their families. Our free training programs allow all of our permanent, contract and temporary employees to improve their skills and grow in their careers, thereby improving their long-term career potential. Our outplacement services ensure that, when a client has to eliminate jobs, it is done in a manner that enables individuals to receive the support, training and career counseling they require in finding their way back to employment.

We strive to be socially responsible in every aspect of our business. And we often focus our resources with special initiatives in which we can have the most impact, helping to create a bridge to employment for disadvantaged individuals through various workforce development programs around the world. Recognized as the world's most ethical company in our industry, we are also dedicated to increasing awareness of, and opposition to, labor practices that exploit individuals, particularly those who are vulnerable. Additional details regarding social responsibility efforts at ManpowerGroup can be found in our most recent Social Responsibility Report, which is accessible via our corporate Web site at www.manpowergroup.com/socialresponsibility.

ManpowerGroup™

www.manpowergroup.com

ManpowerGroup
100 Manpower Place
Milwaukee
Wisconsin, 53212